Private & Confidential

                                 LOAN AGREEMENT
                               FOR A LOAN OF UP TO
                                  US$19,500,000
                                       TO
                      STAR MARITIME ENTERPRISES CORPORATION

                                   PROVIDED BY
                                 HSH NORDBANK AG

                                                              [NORTON ROSE LOGO]

                                    CONTENTS

CLAUSE                                                                      PAGE
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Schedule 2 Documents and evidence required as conditions precedent to the

THIS AGREEMENT is dated 30 November 2006 and made BETWEEN:

(1)       STAR MARITIME ENTERPRISES CORPORATION as Borrower; and

(2)       HSH NORDBANK AG as Bank.

IT IS AGREED as follows:

1         PURPOSE AND DEFINITIONS

1.1       PURPOSE

          This Agreement sets out the terms and conditions upon and subject to which the Bank agrees to make available to the Borrower a loan of up to Nineteen million five hundred thousand Dollars ($19,500,000) to be used for the purpose of (a) financing part of the cost of the purchase of the Ship and (b) providing the Borrower with working capital.

1.2       DEFINITIONS

          In this Agreement, unless the context otherwise requires:

          "ACCOUNTS" means, together, the Operating Account and the Retention
          Account and "ACCOUNT" means either of them;

          "ACCOUNT PLEDGES" means, together, the Operating Account Pledge and the Retention Account Pledge and "ACCOUNT PLEDGE" means either of them;

          "ANEMOS" means Anemos Maritime Holdings Inc. of Trust Company Complex,
          Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands MH96960 and
          includes its successors in title;

          "APPROVED BROKER" means each of Astrup Fearnley A/S of Oslo, Norway, H
          Clarkson & Company Ltd. of London, England and Simpson Spence & Young
          Ltd. of London, England and any other shipbrokers nominated by the
          Bank from time to time and includes their respective successors in title and "APPROVED BROKERS" means any or all of them;

          "ASSIGNEE" has the meaning ascribed thereto in clause 15.3;

          "AUDITORS" means the auditors for the time being of the Group being
          PricewaterhouseCoopers or such other firm of auditors approved in advance by the Bank (such approval not to be unreasonably withheld or delayed).

          "BALLOON INSTALMENT" has the meaning ascribed thereto in clause 4.1;

          "BANK" means HSH Nordbank AG whose registered office is at
          Gerhart-Hauptmann-Platz 50, 20095 Hamburg, Federal Republic of Germany
          (or of such other address as may last have been notified to the
          Borrower pursuant to clause 15.6) and includes its successors in title, Assignees or Transferees;

          "BANKING DAY" means a day on which dealings in deposits in Dollars are carried on in the London Interbank Market and (other than Saturday or
          Sunday) on which banks are open for business in Athens, Hamburg,
          London and New York City (or any other relevant place of payment under clause 6);

          "BORROWED MONEY" means Indebtedness incurred in respect of (i) money borrowed or raised and debit balances at banks, (ii) any bond, note, loan stock, debenture or similar debt instrument, (iii) acceptance or documentary credit facilities, (iv) receivables sold or discounted
          (otherwise than on a non-recourse basis), (v) deferred payments for assets or services acquired, (vi) leases and hire purchase contracts,
          (vii) swaps, forward exchange contracts, futures and other derivatives, (viii) any other transaction (including without limitation forward sale or

          purchase agreements) having the commercial effect of a borrowing or raising of money or of any of (ii) to (vii) above and (ix) guarantees in respect of Indebtedness of any person falling within any of (i) to
          (vii) above;

          "BORROWER" means Star Maritime Enterprises Corporation of Trust
          Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall
          Islands MH96960 and includes its successors in title;

          "BORROWER'S SECURITY DOCUMENTS" means, at any relevant time, such of the Security Documents as shall have been executed by the Borrower at such time;

          "CHARTER" means the "NYPE 1946 Form" time charter to be made between the Borrower and the Charterer in respect of the charter of the Ship by the Charterer, such charter to be in form and substance acceptable to the Bank in its sole discretion;

          "CHARTERER" means Deiulemar Compagnia de Navigazione Spa of Italy and includes its successors in title;

          "CHARTER ASSIGNMENT" means an assignment of any charterparty or other employment contract in respect of the Ship executed or (as the context may require) to be executed by the Borrower in favour of the Bank pursuant to clause 8.1.14, in such form as the Bank may require in its sole discretion;

          "CLASSIFICATION" means "NS* (Bulk Carrier, Strengthened for Heavy
          Cargies Nos. 2, 4 & 6 Holds may be empty) (ESP), MNS*" or such other classification as the Bank shall, at the request of the Borrower, have agreed in writing shall be treated as the Classification for the purposes of the Security Documents;

          "CLASSIFICATION SOCIETY" means Nippon Kaiji Kyokai or such other classification society which the Bank shall, at the request of the
          Borrower, have agreed in writing shall be treated as the
          Classification Society for the purposes of the Security Documents;

          "CODE" means the International Management Code for the Safe Operation
          of Ships and for Pollution Prevention constituted pursuant to
          Resolution A.741(18) of the International Maritime Organisation and
          incorporated into the International Convention for the Safety of Life at Sea 1974 (as amended) and includes any amendments or extensions thereto and any regulation issued pursuant thereto;

          "COMMITMENT" means the amount which the Bank has agreed to lend to the
          Borrower under clause 2.1 as reduced by any relevant term of this
          Agreement;

          "COMPULSORY ACQUISITION" means requisition for title or other compulsory acquisition, requisition, appropriation, expropriation, deprivation, forfeiture or confiscation for any reason of the Ship by any Government Entity or other competent authority, whether de jure or de facto, but shall exclude requisition for use or hire not involving requisition of title;

          "CONSOLIDATION DATE" means the date falling on the earlier of (i) the
          Hyperion Delivery Date and (ii) the date falling four (4) months after the Drawdown Date;

          "CONTRACT" means the memorandum of agreement dated 11 August 2006 and addendum no. 1 thereto dated 24 October 2006 as may be further amended and supplemented from time to time with the prior written consent of the Bank, made between the Seller and the Borrower relating to the sale by the Seller, and the purchase by the Borrower, of the Ship;

          "CONTRACT PRICE" means the purchase price payable by the Borrower to the Seller for the Ship in accordance with the Contract, being the sum of Nineteen million four hundred seventy seven thousand two hundred and sixty Dollars and twenty seven cents ($19,477,260.27) or such other sum as is determined in accordance with the terms and conditions of the Contract to be the purchase price for the Ship thereunder;

          "CORPORATE GUARANTEE" means the corporate guarantee executed or (as the context may require) to be executed by the Corporate Guarantor in favour of the Bank in the form or substantially the form set out in schedule 3;

          "CORPORATE GUARANTOR" means Navios Maritime Holdings Inc. of Trust
          Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall
          Islands MH96960 and includes its successors in title;

          "DEFAULT" means any Event of Default or any event or circumstance which with the giving of notice or lapse of time or the satisfaction of any other condition (or any combination thereof) would constitute an Event of Default;

          "DELIVERY" means the delivery of the Ship by the Seller to the
          Borrower, and the acceptance of the Ship by the Borrower, pursuant to the Contract;

          "DELIVERY DATE" means the date upon which Delivery occurs;

          "DOC" means a document of compliance issued to an Operator in accordance with rule 13 of the Code;

          "DOLLARS" and "$" mean the lawful currency of the United States of
          America and in respect of all payments to be made under any of the
          Security Documents mean funds which are for same day settlement in the
          New York Clearing House Interbank Payments System (or such other U.S.
          dollar funds as may at the relevant time be customary for the settlement of international banking transactions denominated in U.S.
          dollars);

          "DRAWDOWN DATE" means the date, being a Banking Day falling not later than the Termination Date, on which the Loan is, or is to be, drawn down;

          "DRAWDOWN NOTICE" means a notice substantially in the form of schedule
          1;

          "ENCUMBRANCE" means any mortgage, charge (whether fixed or floating), pledge, lien, hypothecation, assignment, trust arrangement or security interest or other encumbrance of any kind securing any obligation of any person or any type of preferential arrangement (including without limitation title transfer and/or retention arrangements having a similar effect);

          "ENVIRONMENTAL AFFILIATE" means any agent or employee of the Borrower or any other Relevant Party or any person having a contractual relationship with the Borrower or any other Relevant Party in connection with any Relevant Ship or its operation or the carriage of cargo and/or passengers thereon and/or the provision of goods and/or services on or from any Relevant Ship;

          "ENVIRONMENTAL APPROVAL" means any consent, authorisation, licence or approval of any governmental or public body or authorities or courts applicable to any Relevant Ship or its operation or the carriage of cargo and/or passengers thereon and/or the provision of goods and/or services on or from any Relevant Ship required under any Environmental
          Law;

          "ENVIRONMENTAL CLAIM" means any and all enforcement, clean-up, removal or other governmental or regulatory actions or orders instituted or completed pursuant to any Environmental Law or any Environmental
          Approval together with claims made by any third party relating to damage, contribution, loss or injury, resulting from any actual or threatened emission, spill, release or discharge of a Material of
          Environmental Concern from any Relevant Ship;

          "ENVIRONMENTAL LAWS" means all national, international and state laws, rules, regulations, treaties and conventions applicable to any
          Relevant Ship pertaining to the pollution or protection of human health or the environment including, without limitation, the carriage of Materials of Environmental Concern and actual or threatened emissions, spills, releases or discharges of Materials of
          Environmental Concern;

          "EVENT OF DEFAULT" means any of the events or circumstances described in clause 10.1;

          "EXISTING LOAN AGREEMENT" means the facilities agreement dated 21
          December 2005 and made between (1) the Corporate Guarantor, as borrower, (2) the financial institutions listed in Part II of Schedule
          1 thereto, as lenders and (3) the Bank in its capacity as agent, security agent, hedge counterparty and mandated lead arranger, in respect of facilities of (originally) up to $649,000,000;

          "FLAG STATE" means the Republic of Panama or such other state or territory designated in writing by the Bank, at the request of the
          Borrower, as being the "FLAG STATE" of the Ship for the purposes of the Security Documents;

          "GENERAL ASSIGNMENT" means the first priority general assignment collateral to the Mortgage executed or (as the context may require) to be executed by the Borrower in favour of the Bank in the form or substantially the form set out in schedule 5;

          "GOVERNMENT ENTITY" means and includes (whether having a distinct legal personality or not) any national or local government authority, board, commission, department, division, organ, instrumentality, court or agency and any association, organisation or institution of which any of the foregoing is a member or to whose jurisdiction any of the foregoing is subject or in whose activities any of the foregoing is a participant;

          "GROUP" means the Corporate Guarantor and each of its Subsidiaries from time to time during the term of this Agreement (which for the avoidance of doubt include the Borrower) and "MEMBER OF THE GROUP"
          shall be construed accordingly;

          "HYPERION" means the motor vessel Navios Hyperion, a 2004-built,
          (approximately) 75,500 dwt bulk carrier, owned on the date of this
          Agreement by the Hyperion Seller and registered under the laws and flag of the Flag State with IMO Number 9260627;

          "HYPERION BUYER" means any member of the Group which shall become the registered owner of Hyperion after the date of this Agreement and includes its successors in title;

          "HYPERION CONTRACT" means the memorandum of agreement to be made between the Hyperion Seller and the Hyperion Buyer relating to the sale by the Hyperion Seller, and the purchase by the Hyperion Buyer, of Hyperion;

          "HYPERION DELIVERY" means the delivery of Hyperion by the Hyperion
          Seller to the Hyperion Buyer, and the acceptance of Hyperion by the
          Hyperion Buyer, pursuant to the Hyperion Contract;

          "HYPERION DELIVERY DATE" means the date upon which the Hyperion
          Delivery occurs;

          "HYPERION SELLER" means the registered owner of Hyperion on the date of this Agreement and includes its successors in title;

          "INDEBTEDNESS" means any obligation for the payment or repayment of money, whether as principal or as surety and whether present or future, actual or contingent;

          "INTEREST PAYMENT DATE" means the last day of an Interest Period;

          "INTEREST PERIOD" means each period for the calculation of interest in respect of the Loan ascertained in accordance with clauses 3.2 and
          3.3;

          "ISPS CODE" means the International Ship and Port facility Security
          Code constituted pursuant to resolution A.924(22) of the International
          Maritime Organization now set out in Chapter XI-2 of the International
          Convention for the Safety of Life at Sea 1974 (as amended) as adopted by a Diplomatic Conference of the International Maritime Organisation
          on Maritime Security in December 2002 and includes any amendments or extensions thereto and any regulation issued pursuant thereto;

          "ISSC" means an International Ship Security Certificate issued in respect of the Ship pursuant to the ISPS Code;

          "LIBOR" means in relation to a particular period:

          (a)  the rate per annum for deposits of dollars for a period equivalent to such period at 11:00 am on the Quotation Day for such period as displayed on Reuters BBA page LIBOR01 (and, for the purposes of this Agreement, "REUTERS BBA PAGE LIBOR01" means the display designated as "Reuters BBA page LIBOR01" on the
               Reuters Screen or such other page as may replace "Reuters BBA page LIBOR01" on the Reuters Screen for the purpose of displaying rates comparable to that rate or on such other service as may be nominated by the British Bankers' Association for the purpose of displaying BBA Interest Settlement Rates (as defined in the
               British Bankers' Association's Recommended Terms and Conditions
               ("BBAIRS" terms) dated August, 1996) for dollars); or

          (b)  for any period over twelve (12) months or if on such date no such rate is displayed, LIBOR for such period shall be the rate per annum (rounded upward if necessary to the nearest one sixteenth
               (1/16th) of one per cent) quoted by the Bank as the Bank's offered rate for deposits in dollars in an amount comparable with the amount in relation to which LIBOR is to be determined and for a period equal to the relevant period to prime banks in the
               London interbank market at or about 11:00 am on the Quotation Day for such period;

          "LOAN" means the principal amount borrowed by the Borrower on the
          Drawdown Date or (as the context may require) the principal amount owing to the Bank under this Agreement at any relevant time;

          "MANAGEMENT AGREEMENT" means the management agreement dated _______
          December 2006 made between the Borrower and the Manager in respect of the Ship or any other agreement previously approved in writing by the
          Bank between the Borrower and the Manager providing for the Manager to manage the Ship;

          "MANAGER" means Navios ShipManagement Inc. of Trust Company Complex,
          Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands MH96960 or
          any other person appointed by the Borrower, with the prior written consent of the Bank, as the manager of the Ship, and includes its successors in title;

          "MANAGER'S UNDERTAKING" means the first priority manager's undertaking and assignment executed or (as the context may require) to be executed by the Manager in favour of the Bank in the form or substantially the form set out in schedule 6;

          "MARGIN" means one point fifty per cent (1.50%) per annum;

          "MATERIAL OF ENVIRONMENTAL CONCERN" means and includes pollutants, contaminants, toxic substances, oil as defined in the United States
          Oil Pollution Act of 1990 and all hazardous substances as defined in the United States Comprehensive Environmental Response, Compensation
          and Liability Act 1980;

          "MONTH" means a period beginning in one calendar month and ending in the next calendar month on the day numerically corresponding to the day of the calendar month on which it started, provided that (i) if the period started on the last Banking Day in a calendar month or if there is no such numerically corresponding day, it shall end on the last Banking Day in such next calendar month and (ii) if such numerically corresponding day is not a Banking Day, the period shall end on the next following Banking Day in the same calendar month but if there is no such Banking Day it shall end on the preceding Banking
          Day and "MONTHS" and "MONTHLY" shall be construed accordingly;

          "MORTGAGE" means the first preferred Panamanian mortgage of the Ship executed or (as the context may require) to be executed by the
          Borrower in favour of the Bank in the form or substantially the form set out in schedule 4;

          "NAVIOS CORPORATION" means Navios Corporation of Trust Company
          Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands
          MH96960 and includes its successors in title;

          "OPERATING ACCOUNT" means the interest bearing Dollar account of the
          Borrower opened or (as the context may require to be opened) by the
          Borrower with the Bank and includes any sub-accounts thereof and any other account designated in writing by the Bank to be an Operating
          Account for the purposes of this Agreement;

          "OPERATING ACCOUNT PLEDGE" means a first priority pledge of the
          Operating Account executed or (as the context may require) to be executed by the Borrower in favour of the Bank in such form as the
          Bank may in it sole discretion require;

          "OPERATOR" means any person who is from time to time during the
          Security Period concerned in the operation of the Ship and falls within the definition of "Company" set out in rule 1.1.2 of the Code;

          "PERMITTED ENCUMBRANCE" means any Encumbrance in favour of the Bank created pursuant to the Security Documents, any Encumbrance in favour of the Bank created pursuant to the Existing Loan Agreement and
          Permitted Liens;

          "PERMITTED LIENS" means any lien on the Ship for master's, officer's or crew's wages outstanding in the ordinary course of trading, any lien for salvage and any ship repairer's or outfitter's possessory lien, in each case for a sum not (except with the prior written consent of the Bank) exceeding the Casualty Amount (as defined in the
          Ship Security Documents);

          "QUOTATION DAY" means, in relation to any period for which an interest rate is to be determined two (2) Banking Days before the first day of that period, unless market practice differs in the London Interbank
          Market, in which case the Quotation Day will be determined by the Bank in accordance with market practice in the London Interbank Market (and if quotations would normally be given by leading banks in the London
          Interbank Market on more than one day, the Quotation Day will be the last of those days);

          "REGISTRY" means such registrar, commissioner or representative of the
          Flag State who is duly authorised and empowered to register the Ship, the Borrower's title to the Ship and the Mortgage under the laws and flag of the Flag State;

          "RELATED COMPANY" of a person means any Subsidiary of such person, any company or other entity of which such person is a Subsidiary and any
          Subsidiary of any such company or entity;

          "RELEVANT JURISDICTION" means any jurisdiction in which or where any
          Security Party is incorporated, resident, domiciled, has a permanent establishment, carries on, or has a place of business or is otherwise effectively connected;

          "RELEVANT PARTY" means the Borrower, the Borrower's Related Companies, any other Security Party or any Security Party's Related Companies;

          "RELEVANT SHIP" means the Ship and any other vessel owned, operated, managed or crewed by any member of the Group;

          "REPAYMENT DATES" means, subject to clause 6.3, 31 March 2007 and each of the dates falling at three (3) monthly intervals thereafter up to and including the date falling on the earlier of (i) one hundred and eight (108) months after the Drawdown Date and (ii) 31 December 2015;

          "RETENTION ACCOUNT" means a Dollar account of the Borrower opened or
          (as the context may require) to be opened by the Borrower with the
          Bank and includes any sub-accounts thereof and any other account designated in writing by the Bank to be a Retention Account for the purposes of this Agreement;

          "RETENTION ACCOUNT PLEDGE" means a first priority pledge of the
          Retention Account executed or (as the context may require) to be executed by the Borrower in favour of the Bank, in such form as the
          Bank may in it sole discretion require;

          "RETENTION AMOUNT" means, in relation to any Retention Date, such sum as shall be the aggregate of:

          (a)  one-third (1/3rd) of the repayment instalment falling due for payment pursuant to clause 4.1 (as the same may have been reduced by any prepayment) on the next Repayment Date after the relevant
               Retention Date; and

          (b)  the applicable fraction (as hereinafter defined) of the aggregate amount of interest falling due for payment in respect of each part of the Loan during and at the end of each Interest Period current at the relevant Retention Date and, for this purpose, the expression "APPLICABLE FRACTION" in relation to each Interest
               Period shall mean a fraction having a numerator of one and a denominator equal to the number of Retention Dates falling within the relevant Interest Period;

          "RETENTION DATE" means:

          (a)  in relation to the first Repayment Date, the date falling thirty
               (30) days after the Drawdown Date and each of the dates falling at monthly intervals thereafter up to the first Repayment Date;
               and

          (b)  in relation to a Repayment Date (other than the last Repayment
               Date), each of:

               (i)   the date falling ten (10) Banking Days after the first day of the first month commencing immediately after such
                     Repayment Date;

               (ii)  the first day of the second month commencing immediately after such Repayment Date; and

               (iii) the first day of the third month commencing immediately after such Repayment Date,

          and "RETENTION DATES" means any or all of them. For the purposes of this definition, clause 6.3 shall not apply to the expression
          "Repayment Date";

          "SECURITY DOCUMENTS" means this Agreement, the Corporate Guarantee, the Mortgage, the General Assignment, the Manager's Undertaking, the
          Charter Assignment, the Account Pledges, the Sub-manager's Undertaking and any other documents as may have been or shall from time to time after the date of this Agreement be executed to secure all or any part of the Loan, interest thereon and other moneys from time to time owing by the Borrower or any other Security Party pursuant to this Agreement or any other Security Documents (whether or not any such document also secures moneys from time to time owing pursuant to any other document or agreement);

          "SECURITY PARTY" means the Borrower, the Corporate Guarantor, the
          Manager, the Sub-manager or any other person who may at any time be a party to any of the Security Documents (other than the Bank);

          "SECURITY PERIOD" means the period commencing on the date of this
          Agreement and terminating upon discharge of the security created by the Security Documents by payment of all moneys payable thereunder;

          "SECURITY REQUIREMENT" means the amount in Dollars (as certified by the Bank whose certificate shall, in the absence of manifest error, be conclusive and binding on the Borrower and the Bank) which is at any relevant time One hundred and twenty five per cent (125%) of the Loan;

          "SECURITY VALUE" means the amount in Dollars (as certified by the Bank whose certificate shall, in the absence of manifest error, be conclusive and binding on the Borrower and the Bank) which is at any relevant time the aggregate of (i) the market value of the Ship as most recently determined in accordance with clause 8.3.2 and (ii) the market value of any additional security for the time being actually provided to the Bank pursuant to clause 8.3 as most recently determined in accordance with clause 8.3.5;

          "SELLER" means, together, Sun Lanes Shipping S.A. of Panama and Nikko
          Kisen Co., Ltd. of Japan and includes its successors in title;

          "SHIP" means the motor vessel Navios Star, a 2002 Imabari built,
          (approximately) 76,662 dwt bulk carrier, owned on the date of this
          Agreement by the Seller and registered under the laws and flag of the
          Flag State, and to be registered on the Delivery Date in the ownership of the Borrower through the Registry under the laws and flag of the
          Flag State with the same name and with IMO Number 9243502;

          "SHIP SECURITY DOCUMENTS" means the Mortgage, the General Assignment, any Charter Assignment, the Sub-manager's Undertaking and the
          Manager's Undertaking;

          "SMC" means a safety management certificate issued in respect of the
          Ship in accordance with rule 13 of the Code;

          "SUB-MANAGEMENT AGREEMENT" means the agreement dated as of 2 June 2004 made between the Manager as head manager and the Sub-manager as commercial sub-manager in respect of the Ship;

          "SUB-MANAGER" means Navimax Corporation of Trust Company Complex,
          Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands MH96960 or
          any other person appointed by the Manager, with the prior written consent of the Bank, as the commercial sub-manager of the Ship, and includes its successors in title;

          "SUB-MANAGER'S UNDERTAKING" means the first priority undertaking and assignment executed or (as the context may require) to be executed by the Sub-manager in favour of the Bank in such form as the Bank shall require in its sole discretion;

          "SUBSIDIARY" of a person means any company or entity directly or indirectly controlled by such person, and for this purpose "CONTROL"
          means either the ownership of more than fifty per cent (50%) of the voting share capital (or equivalent rights of ownership) of such company or entity or the power to direct its policies and management, whether by contract or otherwise;

          "TAXES" includes all present and future taxes, levies, imposts, duties, fees or charges of whatever nature together with interest thereon and penalties in respect thereof and "TAXATION" shall be construed accordingly;

          "TERMINATION DATE" means 30 December 2006 or such later date as the
          Bank may in its absolute discretion agree in writing;

          "TOTAL LOSS" means:

          (a)  the actual, constructive, compromised or arranged total loss of the Ship; or

          (b)  the Compulsory Acquisition of the Ship; or

          (c)  the hijacking, theft, condemnation, capture, seizure, arrest, detention or confiscation of the Ship (other than where the same amounts to the Compulsory Acquisition of the Ship) by any
               Government Entity, or by persons acting or purporting to act on behalf of any Government Entity, unless the Ship be released and restored to the Borrower from such hijacking, theft,
               condemnation, capture, seizure, arrest, detention or confiscation within forty-five (45) days after the occurrence thereof;

          "TRANSFEREE" has the meaning ascribed thereto in clause 15.4;

          "TREASURY TRANSACTION" means any derivative entered into in connection with protection against or benefit from fluctuation in any rate or price (including any forward freight derivative transaction); and

          "UNDERLYING DOCUMENTS" means, together, the Contract, the
          Sub-management Agreement and the Management Agreement.

1.3       HEADINGS

          Clause headings and the table of contents are inserted for convenience of reference only and shall be ignored in the interpretation of this
          Agreement.

1.4       CONSTRUCTION OF CERTAIN TERMS

          In this Agreement, unless the context otherwise requires:

1.4.1     references to clauses and schedules are to be construed as references to clauses of, and schedules to, this Agreement and references to this
          Agreement include its schedules;

1.4.2     references to (or to any specified provision of) this Agreement or any other document shall be construed as references to this Agreement, that provision or that document as in force for the time being and as amended in accordance with terms thereof, or, as the case may be, with the agreement of the relevant parties;

1.4.3     references to a "REGULATION" include any present or future regulation, rule, directive, requirement, request or guideline (whether or not having the force of law) of any agency, authority, central bank or government department or any self-regulatory or other national or supra-national authority;

1.4.4     words importing the plural shall include the singular and vice versa;

1.4.5     references to a time of day are to Central European time (CET);

1.4.6     references to a person shall be construed as references to an individual, firm, company, corporation, unincorporated body of persons or any Government Entity;

1.4.7     references to a "GUARANTEE" include references to an indemnity or other assurance against financial loss including, without limitation, an obligation to purchase assets or services as a consequence of a default by any other person to pay any Indebtedness and "GUARANTEED"
          shall be construed accordingly; and

1.4.8     references to any enactment shall be deemed to include references to such enactment as re-enacted, amended or extended.

2         THE COMMITMENT AND THE LOAN

2.1       AGREEMENT TO LEND

          The Bank, relying upon each of the representations and warranties in clause 7, agrees to lend to the Borrower, upon and subject to the terms of this Agreement, the principal sum of up to the lower of (i)
          Nineteen million five hundred thousand Dollars ($19,500,000) and (ii)
          an amount in Dollars equal to Sixty-eight percent (68%) of the market value of the Ship as determined in accordance with paragraph 11 of
          Part 1, schedule 2.

2.2       DRAWDOWN

          Subject to the terms and conditions of this Agreement, the Loan shall be advanced in full in one amount on the Drawdown Date following receipt by the Bank from the Borrower of a Drawdown Notice not later than 10:00 a.m. on the second Banking Day before the proposed Drawdown

          Date. A Drawdown Notice shall be effective on actual receipt by the
          Bank and, once given, shall, subject as provided in clause 3.6.1, be irrevocable.

2.3       AMOUNT

          The principal amount specified in the Drawdown Notice for borrowing on the Drawdown Date shall, subject to the terms and conditions of this
          Agreement, not exceed the lower of (i) Nineteen million five hundred thousand Dollars ($19,500,000) and (ii) an amount in Dollars equal to
          Sixty-eight percent (68%) of the market value of the Ship as determined in accordance with paragraph 11 of Part 1, schedule 2.

2.4       AVAILABILITY

          Upon receipt of a Drawdown Notice complying with the terms of this
          Agreement the Bank shall, subject to the provisions of clause 9, on the Drawdown Date make the Loan available to the Borrower in accordance with clause 6.2. The Borrower acknowledges that payment of the Loan or part thereof to the Seller in accordance with clause 6.2 shall satisfy the obligation of the Bank to lend the Commitment to the
          Borrower under this Agreement.

2.5       TERMINATION OF COMMITMENT

          Any part of the Commitment which is undrawn by the Termination Date shall thereupon be automatically cancelled.

2.6       APPLICATION OF PROCEEDS

          Without prejudice to the Borrower's obligations under clause 8.1.3, the Bank shall have no responsibility for the application of the proceeds of the Loan or any part thereof by the Borrower.

3         INTEREST AND INTEREST PERIODS

3.1       NORMAL INTEREST RATE

          The Borrower shall pay interest on the Loan in respect of each
          Interest Period relating thereto on each Interest Payment Date (or, in the case of Interest Periods of more than three (3) months, by instalments, the first such instalment being payable three (3) months from the commencement of the Interest Period and the subsequent instalments at intervals of three (3) months or, if shorter, the period from the date of the preceding instalment until the Interest
          Payment Date relative to such Interest Period) at the rate per annum determined by the Bank to be the aggregate of (a) the Margin and (b)
          LIBOR for such Interest Period.

3.2       SELECTION OF INTEREST PERIODS

          The Borrower may by notice received by the Bank not later than 10:00
          a.m. on the second Banking Day before the beginning of each Interest
          Period specify whether such Interest Period shall have a duration of one (1) month, three (3) months, six (6) months or twelve (12) months or such other period as the Borrower may select and the Bank may, in its absolute discretion, agree.

3.3       DETERMINATION OF INTEREST PERIODS

          Every Interest Period shall be of the duration specified by the
          Borrower pursuant to clause 3.2 but so that:

3.3.1     the initial Interest Period shall commence on the Drawdown Date and each subsequent Interest Period shall commence on the last day of the previous Interest Period;

3.3.2     if any Interest Period would otherwise overrun a Repayment Date, then, in the case of the last Repayment Date, such Interest Period shall end on such Repayment Date, and, in the

                                       10

          case of any other Repayment Date or Repayment Dates, the Loan shall be divided into parts so that there is one part in the amount of the repayment instalment due on each Repayment Date falling during that
          Interest Period and having an Interest Period ending on the relevant
          Repayment Date and another part in the amount of the balance of the
          Loan having an Interest Period ascertained in accordance with clause
          3.2 and the other provisions of this clause 3.3; and

3.3.3     if the Borrower fails to specify the duration of an Interest Period in accordance with the provisions of clause 3.2 and this clause 3.3 such
          Interest Period shall have a duration of three (3) months or such other period as shall comply with this clause 3.3.

3.4       DEFAULT INTEREST

          If the Borrower fails to pay any sum (including, without limitation, any sum payable pursuant to this clause 3.4) on its due date for payment under any of the Security Documents, the Borrower shall pay interest on such sum on demand from the due date up to the date of actual payment (as well after as before judgement) at a rate determined by the Bank pursuant to this clause 3.4. The period beginning on such due date and ending on such date of payment shall be divided into successive periods of not more than six (6) months as selected by the Bank each of which (other than the first, which shall commence on such due date) shall commence on the last day of the preceding such period. The rate of interest applicable to each such period shall be the aggregate (as determined by the Bank) of (a) two per cent (2%) per annum, (b) the Margin and (c) LIBOR for such period.
          Such interest shall be due and payable on the last day of each such period as determined by the Bank and each such day shall, for the purposes of this Agreement, be treated as an Interest Payment Date, provided that if such unpaid sum is an amount of principal which became due and payable by reason of a declaration by the Bank under clause 10.2.2 or a prepayment pursuant to clauses 4.3, 8.3.1(a), 8.4 or 12.1, on a date other than an Interest Payment Date relating thereto, the first such period selected by the Bank shall be of a duration equal to the period between the due date of such principal sum and such Interest Payment Date and interest shall be payable on such principal sum during such period at a rate of two per cent (2%)
          above the rate applicable thereto immediately before it shall have become so due and payable. If, for the reasons specified in clause
          3.6.1, the Bank is unable to determine a rate in accordance with the foregoing provisions of this clause 3.4, interest on any sum not paid on its due date for payment shall be calculated at a rate determined by the Bank to be two per cent (2%) per annum above the aggregate of the Margin and the cost of funds to the Bank.

3.5       NOTIFICATION OF INTEREST PERIODS AND INTEREST RATE

          The Bank shall notify the Borrower promptly of the duration of each
          Interest Period and of each rate of interest determined by it under this clause 3.

3.6       MARKET DISRUPTION; NON-AVAILABILITY

3.6.1     If and whenever, at any time prior to the commencement of any Interest
          Period, the Bank shall have determined (which determination shall, in the absence of manifest error, be conclusive):

          (a)  that adequate and fair means do not exist for ascertaining LIBOR during such Interest Period; or

          (b)  that deposits in Dollars are not available to the Bank in the
               London Interbank Market in the ordinary course of business in sufficient amounts to fund the Loan for such Interest Period,

          the Bank shall forthwith give notice (a "DETERMINATION NOTICE")
          thereof to the Borrower. A Determination Notice shall contain particulars of the relevant circumstances giving rise to its issue.
          After the giving of any Determination Notice the undrawn amount of the
          Commitment shall not be borrowed until notice to the contrary is given to the Borrower by the Bank.

3.6.2     During the period of ten (10) days after any Determination Notice has been given by the Bank under clause 3.6.1, the Bank shall certify an alternative basis (the "SUBSTITUTE BASIS") for

                                       11

          maintaining the Loan. The Substitute Basis may (without limitation)
          include alternative interest periods, alternative currencies or alternative rates of interest but shall include a margin above the cost of funds to the Bank equivalent to the Margin. Each Substitute
          Basis so certified shall be binding upon the Borrower and shall take effect in accordance with its terms from the date specified in the
          Determination Notice until such time as the Bank notifies the Borrower that none of the circumstances specified in clause 3.6.1 continues to exist whereupon the normal interest rate fixing provisions of the
          Agreement shall apply.

4         REPAYMENT AND PREPAYMENT

4.1       REPAYMENT

          The Borrower shall repay the Loan by thirty six (36) instalments, one such instalment to be repaid on each of the Repayment Dates. Subject to the provisions of this Agreement, the amount of each instalment
          (other than the final instalment) shall be Three hundred twenty-five thousand Dollars ($325,000) and the amount of the thirty-sixth and final instalment shall be Eight million one hundred twenty-five thousand Dollars ($8,125,000) (comprising a repayment instalment of
          Three hundred and twenty-five thousand Dollars ($325,000) and a balloon payment of Seven million eight hundred thousand Dollars
          ($7,800,000) (the "BALLOON INSTALMENT")). If the Commitment is not
          drawn down in full, the amount of the repayment instalments (including the Balloon Instalment) shall be reduced proportionately.

4.2       VOLUNTARY PREPAYMENT

          The Borrower may prepay the Loan in whole or part (being Three hundred twenty-five thousand Dollars ($325,000) or any larger sum which is an integral multiple of Three hundred twenty-five thousand Dollars
          ($325,000)) on any Interest Payment Date relating to the part of the
          Loan to be repaid without premium or penalty.

4.3       PREPAYMENT ON TOTAL LOSS

          On the Ship becoming a Total Loss (or suffering damage or being involved in an incident which, in the opinion of the Bank, may result in the Ship subsequently being determined to be a Total Loss) or being sold to a person other than the Borrower, before the Loan is drawn down, the obligation of the Bank to advance the Loan shall immediately cease and the Commitment shall be reduced to zero.

          After the Drawdown Date, on the date falling one hundred and twenty
          (120) days after that on which the Ship became a Total Loss or, if earlier, on the date upon which the insurance proceeds are, or
          Requisition Compensation (as defined in the Ship Security Documents)
          is, received by the Borrower (or the Bank pursuant to the Security
          Documents), the Borrower shall prepay the Loan in full.

          For the purpose of this Agreement, a Total Loss shall be deemed to have occurred:

4.3.1     in the case of an actual total loss of the Ship on the actual date and at the time the Ship was lost or, if such date is not known, on the date on which the Ship was last reported;

4.3.2     in the case of a constructive total loss of the Ship, upon the date and at the time notice of abandonment of the Ship is given to the insurers of the Ship for the time being;

4.3.3     in the case of a compromised or arranged total loss, on the date upon which a binding agreement as to such compromised or arranged total loss has been entered into by the insurers of the Ship;

4.3.4     in the case of Compulsory Acquisition, on the date upon which the relevant requisition of title or other compulsory acquisition occurs;
          and

4.3.5     in the case of hijacking, theft, condemnation, capture, seizure, arrest, detention or confiscation of the Ship (other than where the same amounts to Compulsory Acquisition of the Ship) by any Government
          Entity, or by persons purporting to act on behalf of any Government
          Entity, which deprives the Borrower of the use of the Ship for more than thirty

                                       12

          (30) days, upon the expiry of the period of thirty (30) days after the date upon which the relevant hijacking, theft, condemnation, capture, seizure, arrest, detention or confiscation occurred.

4.4       AMOUNTS PAYABLE ON PREPAYMENT

          Any prepayment of all or part of the Loan under this Agreement shall be made together with (a) accrued interest on the Loan, (b) any additional amount payable under clauses 6.6 or 12.2 and (c) all other sums payable by the Borrower to the Bank under this Agreement or any of the other Security Documents including, without limitation, any accrued commitment commission payable under clause 5.1.2 and any amounts payable under clause 11.

4.5       NOTICE OF PREPAYMENT; REDUCTION OF REPAYMENT INSTALMENTS

          No prepayment may be effected under clause 4.2 unless the Borrower shall have given the Bank at least fifteen (15) days' notice in writing of its intention to make such prepayment. Every notice of prepayment shall be effective only on actual receipt by the Bank, shall be irrevocable, shall specify the amount to be prepaid and shall oblige the Borrower to make such prepayment on the date specified. No amount prepaid under this Agreement may be re-borrowed and any amount prepaid pursuant to clauses 4.2 or 8.3.1(a) shall be applied in reducing the repayment instalments under clause 4.1 (including the
          Balloon Instalment) proportionately. The Borrower may not prepay the
          Loan or any part thereof save as expressly provided in this Agreement.

5         COMMITMENT COMMISSION, FEES AND EXPENSES

5.1       FEES

          The Borrower shall pay to the Bank on the earlier of (a) the Drawdown
          Date and (b) the Termination Date:

5.1.1     an arrangement fee of One hundred seventeen thousand Dollars
          ($117,000), and

5.1.2     commitment commission computed from the date of this Agreement at the rate of zero point forty-five per cent (0.45%) per annum on the daily undrawn amount of the Commitment.

          The fee referred to in this clause 5.1.1 and the commitment commission referred to in clause 5.1.2 shall be payable by the Borrower to the
          Bank whether or not any part of the Commitment is ever advanced and shall, in either case, be non-refundable.

5.2       EXPENSES

          The Borrower shall pay to the Bank on a full indemnity basis on demand all expenses (including legal, printing and out-of-pocket
          expenses(which legal expenses, for the avoidance of doubt, shall in turn include any expenses incurred by the Bank in obtaining any legal opinions)) incurred by the Bank (whether or not any part of the
          Commitment is ever advanced):

5.2.1     in connection with the negotiation, preparation, execution and, where relevant, registration of the Security Documents and of any amendment or extension of or the granting of any waiver or consent under, any of the Security Documents or the syndication of the Loan; and

5.2.2     in contemplation of, or otherwise in connection with, the enforcement of, or preservation of any rights under, any of the Security Documents or otherwise in respect of the moneys owing under any of the Security
          Documents,

          together with interest at the rate referred to in clause 3.4 from the date on which such expenses were incurred to the date of payment (as well after as before judgement).

5.3       VALUE ADDED TAX

          All fees and expenses payable pursuant to this clause 5 shall be paid together with value added tax or any similar tax (if any) properly chargeable thereon.

                                       13

5.4       STAMP AND OTHER DUTIES

          The Borrower shall pay all stamp, documentary, registration or other like duties or taxes (including any such duties or taxes payable by the Bank) imposed on or in connection with any of the Underlying
          Documents, the Security Documents or the Loan and shall indemnify the
          Bank against any liability arising by reason of any delay or omission by the Borrower to pay such duties or taxes.

6         PAYMENTS AND TAXES; ACCOUNTS AND CALCULATIONS

6.1       NO SET-OFF OR COUNTERCLAIM

          The Borrower acknowledges that in performing its obligations under this Agreement, the Bank will be incurring liabilities to third parties in relation to the funding of amounts to the Borrower, such liabilities matching the liabilities of the Borrower to the Bank and that it is reasonable for the Bank to be entitled to receive payments from the Borrower gross on the due date in order that the Bank is put in a position to perform its matching obligations to the relevant third parties. Accordingly, all payments to be made by the Borrower under any of the Security Documents shall be made in full, without any set-off or counterclaim whatsoever and, subject as provided in clause
          6.6, free and clear of any deductions or withholdings, in Dollars on the due date to such account of the Bank at such bank in such place as the Bank may from time to time specify for this purpose.

6.2       PAYMENT BY THE BANK

          All sums to be advanced by the Bank to the Borrower under this
          Agreement in respect of the Loan shall be remitted in Dollars on the
          Drawdown Date to the account specified in the Drawdown Notice.

6.3       NON-BANKING DAYS

          When any payment under any of the Security Documents would otherwise be due on a day which is not a Banking Day, the due date for payment shall be extended to the next following Banking Day unless such
          Banking Day falls in the next calendar month in which case payment shall be made on the immediately preceding Banking Day.

6.4       CALCULATIONS

          All interest and other payments of an annual nature under any of the
          Security Documents shall accrue from day to day and be calculated on the basis of actual days elapsed and a three hundred and sixty (360)
          day year.

6.5       CERTIFICATES CONCLUSIVE

          Any certificate or determination of the Bank as to any rate of interest or any other amount pursuant to and for the purposes of any of the Security Documents shall, in the absence of manifest error, be conclusive and binding on the Borrower.

6.6       GROSSING-UP FOR TAXES

          If at any time the Borrower is required to make any deduction or withholding in respect of Taxes from any payment due under any of the
          Security Documents, the sum due from the Borrower in respect of such payment shall be increased to the extent necessary to ensure that, after the making of such deduction or withholding, the Bank receives on the due date for such payment (and retains, free from any liability in respect of such deduction or withholding), a net sum equal to the sum which it would have received had no such deduction or withholding been required to be made and the Borrower shall indemnify the Bank against any losses or costs incurred by it by reason of any failure of the Borrower to make any such deduction or withholding or by reason of any increased payment not being made on the due date for such payment.
          The Borrower shall promptly deliver to the Bank any receipts, certificates or other proof evidencing the amounts (if any) paid or payable in respect of any deduction or withholding as aforesaid.

                                       14

6.7       LOAN ACCOUNT

          The Bank shall maintain, in accordance with its usual practice, an account evidencing the amounts from time to time lent by, owing to and paid to it under the Security Documents. Such account shall, in the absence of manifest error, be conclusive as to the amount from time to time owing by the Borrower under the Security Documents.

7         REPRESENTATIONS AND WARRANTIES

7.1       CONTINUING REPRESENTATIONS AND WARRANTIES

          The Borrower represents and warrants to the Bank that:

7.1.1     Due incorporation

          the Borrower and each of the other Security Parties are duly incorporated and validly existing in good standing under the laws of their respective countries of incorporation, each as a Marshall
          Islands corporation, and have power to carry on their respective businesses as they are now being conducted and to own their respective property and other assets;

7.1.2     Corporate power

          the Borrower has power to execute, deliver and perform its obligations under the Underlying Documents and the Borrower's Security Documents
          and to borrow the Commitment and each of the other Security Parties has power to execute and deliver and perform its obligations under the
          Security Documents and the Underlying Documents to which it is or is to be a party; all necessary corporate, shareholder and other action has been taken to authorise the execution, delivery and performance of the same and no limitation on the powers of the Borrower to borrow will be exceeded as a result of borrowing the Loan;

7.1.3     Binding obligations

          the Security Documents and the Underlying Documents constitute or will, when executed, constitute valid and legally binding obligations of the relevant Security Parties enforceable in accordance with their respective terms;

7.1.4     No conflict with other obligations

          the execution and delivery of, the performance of their obligations under, and compliance with the provisions of the Underlying Documents and the Security Documents by the relevant Security Parties will not
          (i) contravene any existing applicable law, statute, rule or regulation or any judgement, decree or permit to which the Borrower or any other Security Party is subject, (ii) conflict with, or result in any breach of any of the terms of, or constitute a default under, any agreement or other instrument to which the Borrower or any other
          Security Party is a party or is subject or by which it or any of its property is bound, (iii) contravene or conflict with any provision of the constitutional documents of the Borrower or any other Security
          Party or (iv) result in the creation or imposition of or oblige the
          Borrower or any of its Related Companies or any other Security Party to create any Encumbrance (other than a Permitted Encumbrance) on the undertakings, assets, rights or revenues of the Borrower or any of its
          Related Companies or any other Security Party;

7.1.5     No litigation

          no litigation, arbitration or administrative proceeding is taking place, pending or, to the knowledge of the officers of the Borrower, threatened against the Borrower or any of its Related Companies or any other Security Party which could have a material adverse effect on the business, assets or financial condition of the Borrower or any other
          Security Party;

                                       15

7.1.6     No filings required

          save for the registration of the Mortgage with the Registry, it is not necessary to ensure the legality, validity, enforceability or admissibility in evidence of any of the Underlying Documents or any of the Security Documents that they or any other instrument be notarised, filed, recorded, registered or enrolled in any court, public office or elsewhere in any Relevant Jurisdiction or that any stamp, registration or similar tax or charge be paid in any Relevant Jurisdiction on or in relation to the Underlying Documents or the Security Documents and the
          Underlying Documents and each of the Security Documents is in proper form for its enforcement in the courts of each Relevant Jurisdiction;

7.1.7     Choice of law

          the choice of English law to govern the Underlying Documents and the
          Security Documents (other than the Mortgage and the Account Pledges), the choice of (i) Panamanian law to govern the Mortgage and (ii)
          German law to govern the Account Pledges, and the submissions by the
          Security Parties to the non-exclusive jurisdiction of the English courts or, as the case may be, the German courts, are valid and binding;

7.1.8     No immunity

          neither the Borrower nor any other Security Party nor any of their respective assets is entitled to immunity on the grounds of sovereignty or otherwise from any legal action or proceeding (which shall include, without limitation, suit, attachment prior to judgement, execution or other enforcement);

7.1.9     Consents obtained

          every consent, authorisation, licence or approval of, or registration with or declaration to, governmental or public bodies or authorities or courts required by any Security Party to authorise, or required by any Security Party in connection with, the execution, delivery, validity, enforceability or admissibility in evidence of each of the
          Underlying Documents and each of the Security Documents or the performance by each Security Party of its obligations under the
          Underlying Documents and the Security Documents to which it is a party has been obtained or made and is in full force and effect and there has been no default in the observance of any of the conditions or restrictions (if any) imposed in, or in connection with, any of the same; and

7.1.10    Shareholdings

          (a)  each of the Borrower and the Manager is a wholly-owned Subsidiary of Anemos;

          (b)  the Sub-manager is a wholly-owned Subsidiary of Navios
               Corporation;

          (c)  each of Anemos and Navios Corporation is a wholly-owned
               Subsidiary of the Corporate Guarantor; and

          (d)  a minimum of twenty per cent. (20%) of the issued share capital of the Corporate Guarantor is legally and ultimately beneficially owned by Mrs. Angeliki Frangou.

7.2       INITIAL REPRESENTATIONS AND WARRANTIES

          The Borrower further represents and warrants to the Bank that:

7.2.1     Pari passu

          the obligations of the Borrower under this Agreement are direct, general and unconditional obligations of the Borrower and rank at least pari passu with all other present and future unsecured and unsubordinated Indebtedness of the Borrower except for obligations which are mandatorily preferred by law and not by contract;

                                       16

7.2.2     No default under other Indebtedness

          neither the Borrower nor any other Security Party nor any other
          Relevant Party is (nor would with the giving of notice or lapse of time or the satisfaction of any other condition or combination thereof
          be) in breach of or in default under any agreement relating to
          Indebtedness to which it is a party or by which it may be bound;

7.2.3     Information

          the information, exhibits and reports furnished by any Security Party to the Bank in connection with the negotiation and preparation of each of the Security Documents are true and accurate in all material respects and not misleading, do not omit material facts and all reasonable enquiries have been made to verify the facts and statements contained therein; there are no other facts the omission of which would make any fact or statement therein misleading;

7.2.4     No withholding Taxes

          no Taxes are imposed by withholding or otherwise on any payment to be made by any Security Party under the Underlying Documents or the
          Security Documents or are imposed on or by virtue of the execution or delivery by the Security Parties of the Underlying Documents or the
          Security Documents or any other document or instrument to be executed or delivered under any of the Security Documents;

7.2.5     No Default

          no Default has occurred and is continuing;

7.2.6     The Ship

          the Ship will, on the Delivery Date, be:

          (a)  in the absolute ownership of the Borrower who will on and after the Delivery Date be the sole, legal and beneficial owner of the
               Ship;

          (b)  provisionally registered in the name of the Borrower through the offices of the Registry as a ship under the laws and flag of the
               Flag State;

          (c)  operationally seaworthy and in every way fit for service; and

          (d)  classed with the Classification free of all requirements and recommendations of the Classification Society;

7.2.7     Ship's employment

          the Ship is not and will not, on or before the Delivery Date, be subject to any charter or contract or to any agreement to enter into any charter or contract which, if entered into after the date of the
          Ship Security Documents would have required the consent of the Bank and, on or before the Delivery Date, there will not be any agreement or arrangement whereby the Earnings (as defined in the Ship Security
          Documents) may be shared with any other person;

7.2.8     Freedom from Encumbrances

          neither the Ship, nor her Earnings, Insurances or Requisition
          Compensation (each as defined in the Ship Security Documents) nor the
          Accounts nor any other properties or rights which are, or are to be, the subject of any of the Security Documents nor any part thereof will be, on the Drawdown Date, subject to any Encumbrance;

                                       17

7.2.9     Compliance with Environmental Laws and Approvals

          except as may already have been disclosed by the Borrower in writing to, and acknowledged in writing by, the Bank:

          (a)  the Borrower and the other Relevant Parties and, to the best of the Borrower's knowledge and belief (having made due enquiry), their respective Environmental Affiliates have complied with the provisions of all Environmental Laws;

          (b)  the Borrower and the other Relevant Parties and, to the best of the Borrower's knowledge and belief (having made due enquiry), their respective Environmental Affiliates have obtained all
               Environmental Approvals and are in compliance with all such
               Environmental Approvals; and

          (c)  neither the Borrower nor any other Relevant Party nor, to the best of the Borrower's knowledge and belief (having made due enquiry), any of their respective Environmental Affiliates has received notice of any Environmental Claim that the Borrower or any other Relevant Party or any such Environmental Affiliate is not in compliance with any Environmental Law or any Environmental
               Approval;

7.2.10    No Environmental Claims

          except as may already have been disclosed by the Borrower in writing to, and acknowledged in writing by, the Bank, there is no
          Environmental Claim pending or, to the best of the Borrower's knowledge and belief (having made due enquiry) threatened against the
          Borrower or the Ship or any other Relevant Party or any other Relevant
          Ship or, to the best of the Borrower's knowledge and belief (having made due enquiry), any of their respective Environmental Affiliates;

7.2.11    No potential Environmental Claims

          except as may already have been disclosed by the Borrower in writing to, and acknowledged in writing by, the Bank, there has been no emission, spill, release or discharge of a Material of Environmental
          Concern from the Ship or any other ship owned by, managed or crewed by or chartered to the Borrower nor, to the best of the Borrower's knowledge and belief (having made due enquiry), from any other
          Relevant Ship owned by, managed or crewed by or chartered to any other
          Relevant Party which could give rise to an Environmental Claim;

7.2.12    ISPS Code

          on the Delivery Date the Borrower shall have a valid and current ISSC in respect of the Ship and the Ship shall be in compliance with the
          ISPS Code;

7.2.13    No material adverse change

          there has been no material adverse change in the financial position of the Borrower or the financial position of the Corporate Guarantor and its Related Companies from that described by the Borrower or any other
          Security Party to the Bank in the negotiation of this Agreement; and

7.2.14    Copies true and complete

          the copies of the Underlying Documents delivered or to be delivered to the Bank pursuant to clause 9.1 are, or will when delivered be, true and complete copies of such documents; such documents constitute valid and binding obligations of the parties thereto enforceable in accordance with their respective terms and there will have been no amendments or variations thereof or defaults thereunder.

                                       18

7.3       REPETITION OF REPRESENTATIONS AND WARRANTIES

          On and as of the Drawdown Date and (except in relation to the representations and warranties in clause 7.2) on each Interest Payment
          Date the Borrower shall (a) be deemed to repeat the representations and warranties in clause 7.1 as if made with reference to the facts and circumstances existing on such day and (b) be deemed to further represent and warrant to the Bank that the then latest audited financial statements delivered to the Bank (if any) have been prepared in accordance with US GAAP which have been consistently applied and present fairly and accurately the financial position of the Borrower and the consolidated financial position of the Group respectively, as at the end of the financial period to which the same relate and the results of the operations of the Borrower and the consolidated operations of the Group, respectively, for the financial period to which the same relate and, as at the end of such financial period, neither the Borrower nor any member of the Group had any significant liabilities (contingent or otherwise) or any unrealised or anticipated losses which are not disclosed by, or reserved against or provided for in, such financial statements.

8         UNDERTAKINGS

8.1       GENERAL

          The Borrower hereby undertakes with the Bank that, from the date of this Agreement and so long as any moneys are owing under any of the
          Security Documents and while all or any part of the Commitment remains outstanding, it will:

8.1.1     Notice of Default

          promptly inform the Bank of any occurrence of which it becomes aware which might adversely affect the ability of any Security Party to perform its obligations under any of the Security Documents and, without limiting the generality of the foregoing, will inform the Bank of any Default forthwith upon becoming aware thereof and will from time to time, if so requested by the Bank, confirm to the Bank in writing that, save as otherwise stated in such confirmation, no
          Default has occurred and is continuing;

8.1.2     Consents and licences

          without prejudice to clauses 7.1 and 9, obtain or cause to be obtained, maintain in full force and effect and comply in all material respects with the conditions and restrictions (if any) imposed in, or in connection with, every consent, authorisation, licence or approval of governmental or public bodies or authorities or courts and do, or cause to be done, all other acts and things which may from time to time be necessary or desirable under applicable law for the continued
          due performance of all the obligations of the Security Parties under each of the Security Documents;

8.1.3     Use of proceeds

          use the Loan exclusively for the purpose specified in clause 1.1;

8.1.4     Pari passu

          ensure that its obligations under this Agreement shall, without prejudice to clause 8.3 and the security intended to be created under the Security Documents, at all times rank at least pari passu with all its other present and future unsecured and unsubordinated Indebtedness with the exception of any obligations which are mandatorily preferred by law and not by contract;

8.1.5     Financial statements

          procure that the Corporate Guarantor shall provide the Bank with the consolidated financial statements referred to in clause 5.1.4 of the
          Corporate Guarantee in the form required in clause 5.1.5 of the
          Corporate Guarantee;

                                       19

8.1.6     Delivery of reports

          deliver to the Bank as many copies as the Bank may reasonably require at the time of issue thereof of every report, circular, notice or like document issued by the Borrower to its shareholders or creditors generally;

8.1.7     Provision of further information

          provide the Bank with such financial and other information concerning the Borrower, its Related Companies, the other Security Parties, their respective Related Companies, any other member of the Group and their respective affairs as the Bank may from time to time reasonably require including, without prejudice to the generality of the foregoing, their financial standing, commitments, operations, any vessel sales or purchases and any new borrowings;

8.1.8     Know your customer information

          deliver to the Bank such documents and evidence as the Bank shall from time to time require relating to the verification of identity and knowledge of the Bank's customers and the compliance by the Bank with all necessary "know your customer" or similar checks, always on the basis of applicable laws and regulations or the Bank's own internal guidelines in each case as such laws, regulations or internal guidelines apply from time to time;

8.1.9     Obligations under Security Documents

          duly and punctually perform each of the obligations expressed to be assumed by it under the Security Documents;

8.1.10    Compliance with Code

          and will procure that any Operator will, comply with and ensure that the Ship and any Operator complies with the requirements of the Code, including (but not limited to) the maintenance and renewal of valid certificates pursuant thereto throughout the Security Period and will procure that each Related Company of the Corporate Guarantor and each ship thereof complies with the requirements of the Code;

8.1.11    Withdrawal of DOC and SMC

          and will procure that the Manager or any Operator will, immediately inform the Bank if there is any threatened or actual withdrawal of its
          Operator's DOC or the SMC in respect of the Ship;

8.1.12    Issuance of DOC and SMC

          and will procure that the Manager or any Operator will, promptly inform the Bank upon the issue to the Borrower, the Manager or any
          Operator of a DOC and to the Ship of an SMC or the receipt by the
          Borrower, the Manager or any Operator of notification that its application for the same has been refused;

8.1.13    ISPS Code Compliance

          and will procure that the Manager or any Operator will:

          (a)  maintain at all times a valid and current ISSC in respect of the
               Ship;

          (b)  immediately notify the Bank in writing of any actual or threatened withdrawal, suspension, cancellation or modification of the ISSC in respect of the Ship; and

          (c)  ensure that the Ship will comply at all times with the ISPS Code;

                                       20

8.1.14    Charters

          without prejudice to the rights of the Bank under clause 5.1.15 of the
          Mortgage, advise the Bank promptly of any proposed charterparty in respect of the Ship having a term of eleven (11) months or longer
          (taking into account any optional extensions contained therein) and
          (a) deliver a certified copy of each such charterparty to the Bank forthwith after its execution, (b) forthwith after the Bank's request
          (i) execute a specific assignment of such charterparty in favour of the Bank (in such form as the Bank may require in its discretion),
          (ii) execute a notice of assignment (in such form as the Bank may require in its discretion) of such charterparty, (iii) procure that such notice of assignment is served on the relevant charterer and that the relevant charterer signs an acknowledgement of such notice (in such form as the Bank may require in its discretion), (c) forthwith after the Bank's request, deliver to the Bank such documents and evidence of the type referred to in schedule 2 in relation to such charterparty, the relevant assignment, the relevant notice of assignment and its acknowledgment (including, but without limitation, legal opinions regarding the valid execution and binding effect thereof) as the Bank may require in its sole discretion and (d) pay on the Bank's demand all legal and other costs and expenses incurred by the Bank in connection with or in relation to any such assignment, notice of assignment and the acknowledgement thereof;

8.1.15    Classification Society

          without prejudice to the obligations of the Borrower under clause
          8.1.7 and clause 5.1.6 of the Mortgage, irrevocably authorise and instruct the Classification Society to provide the Bank from time to time, at the Borrower's cost, with any information whatsoever which the Bank may require relating to the classification of the Vessel with the Classification Society; and

8.1.16    Own account

          The Borrower confirms that it is the beneficiary (within the meaning of section 8 of the German Money Laundering Act (Gesetz uber das
          Aufspuren von Gewinnen aus schweren Straftaten (Geldwaschegesetz)) for the Loan made or to be made available to it. It shall promptly inform the Bank if it ceases to be, the beneficiary (within the meaning of section 8 of the German Money Laundering Act (Gesetz uber das
          Aufspuren von Gewinnen aus schweren Straftaten (Geldwaschegesetz)) for the Loan made or to be made available to it and shall provide in writing to the Bank the name and the address of the beneficiary
          (within the meaning of section 8 of the German Money Laundering Act
          (Gesetz uber das Aufspuren von Gewinnen aus schweren Straftaten
          (Geldwaschegesetz)) in respect of the Loan.

8.2       NEGATIVE UNDERTAKINGS

          The Borrower undertakes with the Bank that, from the date of this
          Agreement and so long as any moneys are owing under the Security
          Documents and while all or any part of the Commitment remains outstanding, it will not, without the prior written consent of the
          Bank:

8.2.1     Negative pledge

          permit any Encumbrance (other than a Permitted Encumbrance) to subsist, arise or be created or extended over all or any part of its present or future undertaking, assets, rights or revenues to secure or prefer any present or future Indebtedness of any Security Party or any other person;

8.2.2     No merger

          merge or consolidate with any other person or enter into a demerger, amalgamation, corporate reconstruction or corporate redomicilation of any type whatsoever;

                                       21

8.2.3     Disposals

          sell, transfer, abandon, lend or otherwise dispose of or cease to exercise direct control over any part (being either alone or, when aggregated with all other disposals falling to be taken into account pursuant to this clause 8.2.3, material in the opinion of the Bank in relation to the undertaking, assets, rights and revenues of the
          Borrower) of its present or future undertaking, assets, rights or revenues (otherwise than by transfers, sales or disposals for full consideration in the ordinary course of trading, but which for the avoidance of doubt does not include the sale of the Ship or any of its assets or rights which are subject to the Security Documents) whether by one or a series of transactions related or not;

8.2.4     Other business

          undertake any business other than the ownership and operation of the
          Ship and the chartering of the Ship to any third parties and will procure that no other Security Party undertakes, without the prior written consent of the Bank, any business other than that conducted by such Security Party at the date of this Agreement;

8.2.5     Acquisitions

          acquire any further assets other than the Ship and rights arising under contracts entered into by or on behalf of the Borrower in the ordinary course of its business of owning, operating and chartering the Ship;

8.2.6     Other obligations

          incur any obligations except for obligations arising under the
          Underlying Documents or the Security Documents or contracts entered into in the ordinary course of its business of owning, operating and chartering the Ship and then always on arm's length terms;

8.2.7     No borrowing

          incur any Borrowed Money except for Borrowed Money pursuant to the
          Security Documents;

8.2.8     Repayment of borrowings

          repay the principal of, or pay interest on, or any other sum in connection with, any of its Borrowed Money except for Borrowed Money pursuant to the Security Documents;

8.2.9     Guarantees

          issue any guarantees or indemnities or otherwise become directly or contingently liable for the obligations of any person, firm, or corporation except pursuant to the Security Documents (except for guarantees or indemnities from time to time required in the ordinary course by any protection and indemnity or war risks association with which the Ship is entered, guarantees required to procure the release of the Ship from any arrest, detention, attachment or levy or guarantees or undertakings required for the salvage of the Ship);

8.2.10    Loans

          make any loans or grant any credit (save for normal trade credit in the ordinary course of business) to any person or agree to do so;

8.2.11    Sureties

          permit any of its Indebtedness to be guaranteed or otherwise assured against financial loss by any person (save for guarantees or indemnities from time to time required in the ordinary course by any protection and indemnity or war risks association with which the Ship is entered, guarantees required to procure the release of the Ship from any arrest, detention, attachment or levy or guarantees or undertakings required for the salvage of the Ship);

                                       22

8.2.12    Share capital and distribution

          purchase or otherwise acquire for value any shares of its capital or declare or pay any dividends or distribute any of its present or future assets, undertaking, rights or revenues to any of its shareholders;

8.2.13    Subsidiaries

          form or acquire any Subsidiaries;

8.2.14    Shareholdings

          change, cause, or permit any change in, the legal or ultimate beneficial ownership of any of the shares in any of the Borrower, the
          Corporate Guarantor or the Manager or the Sub-manager from that set out in clause 7.1.10;

8.2.15    Constitutional documents

          permit, cause or agree to any material amendment or variation of its constitutional documents;

8.2.16    Auditors and financial year end

          change the auditors or its financial year end from that of 31
          December; or

8.2.17    Treasury Transactions

          enter into any Treasury Transactions other than in accordance with clause 8.6.

8.3       SECURITY VALUE MAINTENANCE

8.3.1     Security shortfall

          If at any time the Security Value shall be less than the relevant
          Security Requirement, the Bank may give notice to the Borrower requiring that such deficiency be remedied and then the Borrower shall, within a period of thirty (30) days of the date of acceptance by the Borrower of the Bank's said notice, either:

          (a)  prepay such sum in Dollars as will result in the relevant
               Security Requirement after such prepayment (taking into account any other repayment of the Loan made between the date of the notice and the date of such prepayment) being equal to the
               Security Value; or

          (b)  constitute to the satisfaction of the Bank such further security for the Loan as shall be acceptable to the Bank having a value for security purposes (as determined by the Bank in its absolute discretion) at the date upon which such further security shall be constituted which, when added to the Security Value, shall not be less than the relevant Security Requirement as at such date.

          The provision of clauses 4.4 and 4.5 shall apply to prepayments made under clause 8.3.1(a).

8.3.2     Valuation of Ship

          The Ship shall, for the purposes of this clause 8.3, be valued in
          Dollars as and when the Bank shall require by two (2) Approved Brokers appointed by the Bank. Each such valuation shall be addressed to the
          Bank and shall be made without, unless required by the Bank, physical inspection, and on the basis of a sale for prompt delivery for cash at arms length on normal commercial terms as between a willing buyer and a willing seller without taking into account the benefit of any charterparty or other engagement concerning the Ship. The arithmetic mean of such two (2) valuations shall constitute the value of the Ship for the

                                       23

          purposes of this clause 8.3 PROVIDED HOWEVER THAT if the said two (2)
          valuations differ by more than fifteen per cent (15%) the Bank, acting in its sole discretion, shall appoint one of the remaining Approved
          Brokers to value the Ship on the same basis as in the case of the other two valuations and, in that case, the arithmetic mean of the three (3) valuations shall constitute the value of the Ship for the purposes of this clause 8.3.

          The value of the Ship determined in accordance with the provisions of this clause 8.3 shall be binding upon the parties hereto until such time as any such further valuations shall be obtained.

8.3.3     Information

          The Borrower undertakes to the Bank to supply to the Bank and to any such shipbrokers such information concerning the Ship and its condition as such shipbrokers may reasonably require for the purpose of making any such valuations.

8.3.4     Costs

          All costs in connection with the Bank obtaining any valuation of the
          Ship referred to in clause 8.3.2 or in schedule 2, Part 1, paragraph
          11, and any valuation either of any additional security for the purposes of ascertaining the Security Value at any time or necessitated by the Borrower electing to constitute additional security pursuant to clause 8.3.1(b) shall be borne by the Borrower.

8.3.5     Valuation of additional security

          For the purpose of this clause 8.3, the market value of any additional security provided or to be provided to the Bank shall be determined by the Bank in its absolute discretion without any necessity for the Bank assigning any reason thereto.

8.3.6     Documents and evidence

          In connection with any additional security provided in accordance with this clause 8.3, the Bank shall be entitled to receive such evidence and documents of the kind referred to in schedule 2 as may in the
          Bank's opinion be appropriate and such favourable legal opinions as the Bank shall in its absolute discretion require.

8.4       AMENDMENT TO EXISTING LOAN AGREEMENT AND PREPAYMENT UNDERTAKING

          The Borrower undertakes with the Bank that, on the Consolidation Date, it shall:

8.4.1     procure that the Corporate Guarantor and the other relevant members of the Group enter into such amendment and/or supplement or restatement to the Existing Loan Agreement and to any other documents related thereto as may be required by the Bank in its sole discretion in order that an additional facility equal to the amount in Dollars required to refinance the Loan outstanding at the time and with terms identical to those contained in this Agreement, is added in the Existing Loan
          Agreement and is provided for in the other related documents;

8.4.2     procure that the Corporate Guarantor and the other relevant members of the Group enter into such other documents as may be required by the
          Bank in its sole discretion so that all facilities made or to be made available under the Existing Loan Agreement (including the said additional facility) be secured on a fully cross-collateral basis by the assets of the Group already securing the Existing Loan Agreement as well as the assets of the Group which are subject to the Security
          Documents;

8.4.3     procure that the Corporate Guarantor draws down such additional facility for the purpose of lending the proceeds of such additional facility to the Borrower;

                                       24

8.4.4     (i) use the moneys to be received by the Corporate Guarantor as described in clause 8.4.3 to prepay all of the Loan and (ii) pay at the same time as making such prepayment all other sums payable by the
          Borrower to the Bank under clause 4.4;

8.4.5     fully observe the provisions of clause 23.32.1 of the Existing Loan
          Agreement; and

8.4.6     procure that the Corporate Guarantor fully observes the provisions of clause 23.32.2 of the Existing Loan Agreement,

          The Borrower acknowledges that the Bank has agreed to:

          (a)  enter into this Agreement and make its Commitment available; and

          (b)  in its capacity as agent and, as of the date of this Agreement, sole lender under the Existing Loan Agreement, waive until the
               Consolidation Date the requirements of clauses 23.32.1 and
               23.36.3 of the Existing Loan Agreement,

          on the understanding that the Borrower shall provide the undertakings contained in this clause 8.4 and that the Existing Loan Agreement and all documents relevant thereto shall, on the Consolidation Date, be amended and/or supplemented and/or restated in the manner and for the purposes described in clauses 8.4.1 to 8.4.6 above, always in accordance with the requirements of the Bank in its sole discretion.

8.5       CHARTER

          The Borrower undertakes with the Bank that it shall:

8.5.1     and shall procure that the Charterer shall, enter into the Charter, not later than the date falling forty-five (45) days from the Drawdown
          Date;

8.5.2     provide the Bank with a duly executed original of the Charter forthwith upon its execution by the Charterer and the Borrower; and

8.5.3     take all steps and execute and/or deliver all documents provided in clause 8.1.14, within fifteen (15) days after the execution of the
          Charter by the parties thereto, provided however that the relevant notice of assignment shall be served on the Charterer only after the
          Consolidation Date.

8.6       TREASURY TRANSACTIONS

8.6.1     The Borrower shall procure that no Security Party shall enter into any
          Treasury Transaction, other than:

          (a)  with the Bank;

          (b)  for the purpose of hedging the Borrower's exposure under this
               Agreement to fluctuations of LIBOR in relation to the funding of the Loan (or any part thereof) for a period expiring no later than the final Repayment Date for the Loan (or the relevant part thereof);

          (c)  on the terms of the International Swaps & Derivatives
               Association, Inc. 2002 or 1992 Master Agreement
               (Multicurrency-Cross Border) under which:

               (i)   in the case of the 1992 Master, "Second Method" shall be
                     specified as the applicable payment method and "Market
                     Quotation" as the applicable payment measure;

               (ii)  the governing law is English law; and

               (iii) all other terms of the relevant master agreement and its schedule thereto, shall be acceptable to the Bank in its
                     sole discretion; and

                                       25

          (d)  after providing to the Bank such Encumbrances on such assets of the Borrower, as in either case the Bank shall require in its sole discretion.

8.6.2     The Borrower undertakes to the Bank, that to the extent that the Bank agrees for the Borrower to enter into a Treasury Transaction in accordance with the terms of this Agreement, the Borrower shall, at the Borrower's cost, promptly do all such acts or execute all such documents as the Bank may specify (and in such form as the Bank may require) and shall procure that the other Security Parties will do the same, in either case for the purpose of amending this Agreement and the other Security Documents to take into account that the Borrower or any other Security Party has been permitted by the Bank to enter into a Treasury Transaction in connection with the funding of the Loan.

9         CONDITIONS

9.1       DOCUMENTS AND EVIDENCE

          The obligation of the Bank to make the Commitment available shall be subject to the condition that:

9.1.1     the Bank, or its duly authorised representative, shall have received, not later than two (2) Banking Days before the day on which the
          Drawdown Notice for the Loan is given, the documents and evidence specified in Part 1 of schedule 2 in form and substance satisfactory to the Bank; and

9.1.2     the Bank, or its duly authorised representative, shall have received, on or prior to the Drawdown Date, the documents and evidence specified in Part 2 of schedule 2 in form and substance satisfactory to the
          Bank.

9.2       GENERAL CONDITIONS PRECEDENT

          The obligation of the Bank to advance the Loan shall be subject to the further condition that, at the time of the giving of the Drawdown
          Notice and at the time of the making of the Loan:

9.2.1     the representations and warranties contained in (i) clauses 7.1 and
          7.2 and (ii) clauses 4.1 and 4.2 of the Corporate Guarantee, are true and correct on and as of each such time as if each was made with respect to the facts and circumstances existing at such time; and

9.2.2     no Default shall have occurred and be continuing or would result from the making of the Loan.

9.3       WAIVER OF CONDITIONS PRECEDENT

          The conditions specified in this clause 9 are inserted solely for the benefit of the Bank and may be waived by the Bank in whole or in part and with or without conditions.

9.4       FURTHER CONDITIONS PRECEDENT

          Not later than five (5) Banking Days prior to the Drawdown Date and not later than five (5) Banking Days prior to each Interest Payment
          Date, the Bank may request and the Borrower shall, not later than two
          (2) Banking Days prior to such date, deliver to the Bank on such request further favourable certificates and/or opinions as to any or all of the matters which are the subject of clauses 7, 8, 9 and 10 of this Agreement.

                                       26

10        EVENTS OF DEFAULT

10.1      EVENTS

          There shall be an Event of Default if:

10.1.1    NON-PAYMENT: the Borrower or any other Security Party fails to pay any sum payable by it under any of the Security Documents at the time, in the currency and in the manner stipulated in the Security Documents
          (and so that, for this purpose, sums payable on demand shall be treated as having been paid at the stipulated time if paid within three (3) Banking Days of demand); or

10.1.2    BREACH OF INSURANCE OBLIGATIONS AND CERTAIN OTHER OBLIGATIONS: the
          Borrower or the Manager or any other person fails to obtain and/or maintain the Insurances (as defined in, and in accordance with the requirements of, the Ship Security Documents) for the Ship or if any
          insurer in respect of such Insurances cancels the Insurances or disclaims liability by reason, in either case, of mis-statement in any proposal for the Insurances or for any other failure or default on the part of the Borrower or any other person or the Borrower commits any breach of or omits to observe any of the obligations or undertakings expressed to be assumed by it under clauses 8.1.14, 8.2, 8.3, 8.4, 8.5 or 8.6; or

10.1.3    BREACH OF OTHER OBLIGATIONS: the Borrower or any other Security Party commits any breach of or omits to observe any of its obligations or undertakings expressed to be assumed by it under any of the Security
          Documents (other than those referred to in clauses 10.1.1 and 10.1.2 above) and, in respect of any such breach or omission which in the opinion of the Bank is capable of remedy, such action as the Bank may require shall not have been taken within fourteen (14) days of the
          Bank notifying the relevant Security Party of such default and of such required action; or

10.1.4    MISREPRESENTATION: any representation or warranty made or deemed to be made or repeated by or in respect of the Borrower or any other
          Security Party in or pursuant to any of the Security Documents or in any notice, certificate or statement referred to in or delivered under any of the Security Documents is or proves to have been incorrect or misleading in any material respect; or

10.1.5    CROSS-DEFAULT: any Borrowed Money of any Security Party or any other member of the Group is not paid when due or any Borrowed Money of any
          Security Party or any other member of the Group becomes (whether by declaration or automatically in accordance with the relevant agreement or instrument constituting the same) due and payable prior to the date when it would otherwise have become due (unless as a result of the exercise by the relevant Security Party or, as the case may be, member of the Group of a voluntary right of prepayment), or any creditor of any Security Party or any other member of the Group becomes entitled to declare any such Borrowed Money due and payable being, in any such case in respect of any Borrowed Money of a member of the Group (other than the Borrower), an amount, or aggregate amount at any one time, of not less than $2,000,000, or any facility or commitment available to any Security Party or any other member of the Group relating to
          Borrowed Money being, in any such case in respect of a member of the
          Group (other than the Borrower), an amount, or aggregate amount at any one time, of not less than $2,000,000, is withdrawn, suspended or cancelled by reason of any default (however described) of the person concerned unless the relevant Security Party or, as the case may be, member of the Group shall have satisfied the Bank that such withdrawal, suspension or cancellation will not affect or prejudice in any way the relevant Security Party's or member's of the Group ability to pay its debts as they fall due and fund its commitments, or any guarantee given by any Security Party or any other member of the Group in respect of Borrowed Money is not honoured when due and called upon;
          or

10.1.6    CONSENTS AND AUTHORISATIONS: any consent, authorisation, licence or approval of, or registration with or declaration to, governmental or public bodies or authorities or courts required by the Borrower or any other Security Party to authorise, or required by the Borrower or any other Security Party in connection with, the execution, delivery, validity, enforceability

                                       27

          or admissibility in evidence of any of the Security Documents or the performance by the Borrower or any such Security Party of its obligations under any of the Security Documents is modified in a manner unacceptable to the Bank or is not granted or is revoked or terminated or expires and is not renewed or otherwise ceases to be in full force and effect; or

10.1.7    LEGAL PROCESS: any judgement or order made against the Borrower or any judgement or order for an amount in excess of $2,000,000 in aggregate made against any other Security Party is not stayed or complied with within ten (10) days or a creditor attaches or takes possession of, or a distress, execution, sequestration or other process is levied or enforced upon or sued out against, any of the undertakings, assets, rights or revenues of the Borrower or any of the undertakings, assets, rights or revenues having an aggregate value of $2,000,000 or more of any other Security Party and is not discharged within ten (10) days;
          or

10.1.8    INSOLVENCY: any Security Party or other member of the Group is unable or admits inability to pay its debts as they fall due; suspends making payments on any of its debts or announces an intention to do so;
          becomes insolvent; has assets the value of which is less than the value of its liabilities (taking into account contingent and prospective liabilities, but not including any liabilities under the
          Intra-Group Loan Agreement (as such term is defined in the Existing
          Loan Agreement)); or suffers the declaration of a moratorium in respect of any of its Indebtedness (if a moratorium occurs, the ending of the moratorium will not remedy the Event of Default caused by that moratorium); or

10.1.9    REDUCTION OR LOSS OF CAPITAL: a meeting is convened by any Security
          Party or any other member of the Group for the purpose of passing any resolution to purchase, reduce or redeem any of its share capital; or

10.1.10   WINDING UP: an order is made or resolution passed for the winding up of any Security Party or any other member of the Group or a notice is issued convening a meeting for the purpose of passing any such resolution or any corporate action, legal proceedings or other procedure or step is taken for the purpose of winding-up any Security
          Party or any other member of the Group except any winding-up petition which the Borrower can demonstrate, by providing opinion of leading
          Counsel to that effect, to the reasonable satisfaction of the Bank, is frivolous or vexatious and such winding-up petition is discharged, stayed or dismissed within ten (10) days of commencement or, if earlier, the date on which it is advertised; or

10.1.11   ADMINISTRATION: any petition is presented, notice given or other step is taken for the purpose of the appointment of an administrator of any
          Security Party or any other member of the Group or the Bank believes that any such petition or other step is imminent or an administration order is made in relation to any Security Party or any other member of the Group; or

10.1.12   APPOINTMENT OF RECEIVERS AND MANAGERS: any administrative or other receiver is appointed of any other Security Party or any other member of the Group or any part of its assets and/or undertaking or any other steps are taken to enforce any Encumbrance over all or any part of the assets of any Security Party or any other member of the Group; or

10.1.13   COMPOSITIONS: any corporate action, legal proceedings or other procedures or steps are taken, or negotiations commenced, by the
          Borrower or any other Security Party or any other member of the Group or by any of its creditors with a view to the general readjustment or rescheduling of all or part of its indebtedness or to proposing any kind of composition, compromise or arrangement involving such company and any of its creditors; or

10.1.14   ANALOGOUS PROCEEDINGS: there occurs, in relation to any Security Party or any other member of the Group, in any country or territory in which any of them carries on business or to the jurisdiction of whose courts any part of their assets is subject, any event which, in the opinion of the Bank, appears in that country or territory to correspond with, or have an effect equivalent or similar to, any of those mentioned in clauses 10.1.7 to 10.1.13 (inclusive) or any Security Party or any other Relevant Party otherwise becomes subject, in any such country or territory, to the operation of any law relating to insolvency, bankruptcy or liquidation; or

                                       28

10.1.15   CESSATION OF BUSINESS: any Security Party or any other member of the
          Group suspends or ceases or threatens to suspend or cease to carry on its business except as a result of a disposal which is allowed under the Existing Loan Agreement for any member of the Group other than the
          Borrower, the Manager and the Corporate Guarantor; or

10.1.16   INVALIDITY: any of the Security Documents shall at any time and for any reason become invalid or unenforceable or otherwise cease to remain in full force and effect, or if the validity or enforceability of any of the Security Documents shall at any time and for any reason be contested by the Borrower or any other Security Party which is a party thereto, or if the Borrower or any such Security Party shall deny that it has any, or any further, liability thereunder; or

10.1.17   SEIZURE: all or a material part of the undertakings, assets, rights or revenues of, or shares or other ownership interests in, any Security
          Party or any other member of the Group are seized, nationalised, expropriated or compulsorily acquired by or under the authority of any
          Government Entity; or

10.1.18   UNLAWFULNESS: it becomes impossible or unlawful at any time for any
          Security Party, to fulfil any of the covenants and obligations expressed to be assumed by it in any of the Security Documents or for the Bank to exercise the rights or any of them vested in it under any of the Security Documents or otherwise; or

10.1.19   REPUDIATION: any Security Party repudiates any of the Security
          Documents or does or causes or permits to be done any act or thing evidencing an intention to repudiate any of the Security Documents; or

10.1.20   ENCUMBRANCES ENFORCEABLE: any Encumbrance in respect of any of the property (or part thereof) which is the subject of any of the Security
          Documents becomes enforceable; or

10.1.21   MATERIAL ADVERSE CHANGE: there occurs, in the reasonable opinion of the Bank, a material adverse change in the financial condition of any
          Security Party or any other member of the Group or the consolidated financial condition of the Group, in each case by reference to their financial condition as described by the Borrower or any other Security
          Party to the Bank in the negotiation of this Agreement or, in the case of the Corporate Guarantor, from that set out in the financial statements delivered to the Bank pursuant to clause 4.1 of the
          Corporate Guarantee; or

10.1.22   FLAG STATE: the Flag State becomes involved in hostilities or civil war or there is a seizure of civil power in the Flag State by unconstitutional means if, in any such case such event could in the opinion of the Bank reasonably be expected to have a material adverse effect on the security constituted by any of the Security Documents and the Borrower fails to (a) procure the registration of the Ship under the flag of another state which is acceptable to the Bank in its sole discretion, (b) procure the execution in favour of the Bank and, where necessary, the registration, of a new mortgage over the Ship, a new general assignment in respect of the Earnings, the Ship Insurances and the Requisition Compensation (each such terms as defined in the
          Ship Security Documents) of the Ship and a manager's undertaking from the Manager and the Sub-manager of the Ship, in each case in such form as the Bank shall in its absolute discretion require and always of the same priority as the previous such Encumbrance and (c) provide the
          Bank or its duly authorised representative with such documents and evidence as the Bank may in its sole discretion require, in each case within ten (10) Banking Days following the written request of the Bank to the Borrower to do so; or

10.1.23   ENVIRONMENTAL CLAIM: the Borrower and/or any other member of the Group and/or any of their respective Environmental Affiliates fails to comply with any Environmental Law or any Environmental Approval or the
          Ship or any other Relevant Ship is involved in any incident which gives rise or which may give rise to an Environmental Claim, if in any such case, such non compliance or incident or the consequences thereof could (in the opinion of the Bank) reasonably be expected to have a material adverse effect on the business, assets, operations, property or financial condition of the Borrower or any other Security Party or on the security created by any of the Security Documents; or

                                       29

10.1.24   P&I AND THIRD PARTY LIABILITY INSURANCES: the Borrower or any other person fails or omits to comply with any requirements of the protection and indemnity association or other insurer with which the
          Ship is entered for insurance or insured against protection and indemnity risks (including oil pollution risks) to the effect that any cover (including, without limitation, liability for Environmental
          Claims arising in jurisdictions where the Ship operates or trades) is or may be liable to cancellation, qualification or exclusion at any time; or

10.1.25   ARREST: the Ship is arrested, confiscated, seized, taken in execution, impounded, forfeited, detained in the exercise or purported exercise of any possessory lien or other claim or otherwise taken from the possession of the Borrower and the Borrower shall fail to procure the release of the Ship within a period of ten (10) Banking Days thereafter; or

10.1.26   REGISTRATION: the registration of the Ship under the laws and flag of the Flag State is cancelled or terminated; or

10.1.27   SHAREHOLDINGS: there is any change in the legal or ultimate beneficial ownership of any of the shares in the Borrower and/or the Corporate
          Guarantor and/or the Manager and/or the Sub-manager from that specified in clause 7.1.10; or

10.1.28   ACCOUNTS: any moneys are withdrawn from the Accounts other than in accordance with clause 14; or

10.1.29   EXISTING LOAN AGREEMENT: any of the events or circumstances set out in clauses 24.1 to 24.8 of the Existing Loan Agreement occurs and is continuing; or

10.1.30   TERMINATION OF CHARTER: the Charter is cancelled or terminated or becomes frustrated for any reason whatsoever other than expiry by effluxion of time or the Ship becoming a Total Loss; or

10.1.31   MATERIAL EVENTS: any other event occurs or circumstance arises which, in the opinion of the Bank, is likely materially and adversely to affect either (i) the ability of the Borrower or any other Security
          Party to perform all or any of their respective obligations under or otherwise to comply with the terms of any of the Security Documents or
          (ii) the security created by any of the Security Documents.

10.2      ACCELERATION

          The Bank may, without prejudice to any other rights of the Bank, at any time after the happening of an Event of Default by notice to the
          Borrower declare that:

10.2.1    the obligation of the Bank to make the Commitment available shall be terminated, whereupon the Commitment shall be reduced to zero forthwith; and/or

10.2.2    the Loan and all interest and commitment commission accrued and all other sums payable under the Security Documents have become due and payable, whereupon the same shall, immediately or in accordance with the terms of such notice, become due and payable.

10.3      DEMAND BASIS

          If, pursuant to clause 10.2.2, the Bank declares the Loan to be due and payable on demand, the Bank may by written notice to the Borrower
          (a) call for repayment of the Loan on such date as may be specified whereupon the Loan shall become due and payable on the date so specified together with all interest and commitment commission accrued and all other sums payable under this Agreement or (b) withdraw such declaration with effect from the date specified in such notice.

                                       30

11        INDEMNITIES

11.1      MISCELLANEOUS INDEMNITIES

          The Borrower shall on demand indemnify the Bank, without prejudice to any of the Bank's other rights under any of the Security Documents against any loss (including loss of Margin) or expense which the Bank shall certify as sustained or incurred by it as a consequence of:

11.1.1    any default in payment by the Borrower of any sum under any of the
          Security Documents when due; or

11.1.2    the occurrence of any other Event of Default; or

11.1.3    any prepayment of the Loan or part thereof being made under clauses
          4.3, 8.3.1(a), 8.4 or 12.1, or any other repayment or prepayment of the Loan or part thereof being made otherwise than on an Interest
          Payment Date relating to the part of the Loan prepaid or repaid; or

11.1.4    the Loan not being made for any reason (excluding any default by the
          Bank) after the Drawdown Notice for the Loan has been given, including, in any such case, but not limited to, any loss or expense sustained or incurred in maintaining or funding the Loan or any part thereof or in liquidating or re-employing deposits from third parties acquired to effect or maintain the Loan or any part thereof.

11.2      CURRENCY INDEMNITY

          If any sum due from the Borrower under any of the Security Documents or any order or judgement given or made in relation thereto has to be converted from the currency (the "FIRST CURRENCY") in which the same is payable under the relevant Security Document or under such order or judgement into another currency (the "SECOND CURRENCY") for the purpose of (a) making or filing a claim or proof against the Borrower,
          (b) obtaining an order or judgement in any court or other tribunal or
          (c) enforcing any order or judgement given or made in relation to any of the Security Documents, the Borrower shall indemnify and hold harmless the Bank from and against any loss suffered as a result of any difference between (i) the rate of exchange used for such purpose to convert the sum in question from the first currency into the second currency and (ii) the rate or rates of exchange at which the Bank may in the ordinary course of business purchase the first currency with the second currency upon receipt of a sum paid to it in satisfaction, in whole or in part, of any such order, judgement, claim or proof. Any amount due from the Borrower under this clause 11.2 shall be due as a separate debt and shall not be affected by judgement being obtained for any other sums due under or in respect of any of the Security
          Documents and the term "RATE OF EXCHANGE" includes any premium and costs of exchange payable in connection with the purchase of the first currency with the second currency.

11.3      ENVIRONMENTAL INDEMNITY

          The Borrower shall indemnify the Bank on demand and hold the Bank harmless from and against all costs, expenses, payments, charges, losses, demands, liabilities, actions, proceedings (whether civil or criminal), penalties, fines, damages, judgements, orders, sanctions or other outgoings of whatever nature which may be suffered, incurred or paid by, or made or asserted against the Bank at any time, whether before or after the repayment in full of principal and interest under this Agreement, relating to, or arising directly or indirectly in any manner or for any cause or reason whatsoever out of an Environmental
          Claim made or asserted against the Bank if such Environmental Claim would not have been, or been capable of being, made or asserted against the Bank if it had not entered into any of the Security
          Documents and/or exercised any of its rights, powers and discretions thereby conferred and/or performed any of its obligations thereunder and/or been involved in any of the transactions contemplated by the
          Security Documents.

                                       31

11.4      CENTRAL BANK OR EUROPEAN CENTRAL BANK RESERVE REQUIREMENTS INDEMNITY

          The Borrower shall on demand promptly indemnify the Bank against any cost incurred or loss suffered by it as a result of its complying with the minimum reserve requirements of the European Central Bank and/or with respect to maintaining required reserves with the relevant national Central Bank to the extent that such compliance relates to the Commitment or the Loan or deposits obtained by it to fund or maintain the whole or part of the Loan and such cost or loss is not recoverable by the Bank under clause 12.2.

12        UNLAWFULNESS AND INCREASED COSTS

12.1      UNLAWFULNESS

          If it is or becomes contrary to any law or regulation for the Bank to advance the Loan or to maintain the Commitment or fund the Loan, the
          Bank shall promptly give notice to the Borrower whereupon (a) the
          Commitment shall be reduced to zero and (b) the Borrower shall be obliged to prepay the Loan either (i) forthwith or (ii) on a future specified date not being earlier than the latest date permitted by the relevant law or regulation together with interest accrued to the date of prepayment and all other sums payable by the Borrower under this
          Agreement.

12.2      INCREASED COSTS

          If the result of any change in, or in the interpretation or application of, or the introduction of, any law or any regulation, request or requirement (whether or not having the force of law, but, if not having the force of law, with which the Bank or, as the case may be, its holding company habitually complies), including (without limitation) those relating to Taxation, capital adequacy, liquidity, reserve assets, cash ratio deposits and special deposits, is to:

12.2.1    subject the Bank to Taxes or change the basis of Taxation of the Bank with respect to any payment under any of the Security Documents (other than Taxes or Taxation on the overall net income, profits or gains of the Bank imposed in the jurisdiction in which its principal or lending office under this Agreement is located); and/or

12.2.2    increase the cost to, or impose an additional cost on, the Bank or its holding company in making or keeping the Commitment available or maintaining or funding all or part of the Loan; and/or

12.2.3    reduce the amount payable or the effective return to the Bank under any of the Security Documents; and/or

12.2.4    reduce the Bank's or its holding company's rate of return on its overall capital by reason of a change in the manner in which it is required to allocate capital resources to the Bank's obligations under any of the Security Documents; and/or

12.2.5    require the Bank or its holding company to make a payment or forego a return on or calculated by reference to any amount received or receivable by the Bank under any of the Security Documents; and/or

12.2.6    require any Bank or its holding company to incur or sustain a loss
          (including a loss of future potential profits) by reason of being obliged to deduct all or part of its Commitment or the Loan from its capital for regulatory purposes;

          then and in each such case:

          (a)  the Bank shall notify the Borrower in writing of such event promptly upon its becoming aware of the same; and

          (b)  the Borrower shall on demand pay to the Bank the amount which the
               Bank specifies (in a certificate setting forth the basis of the computation of such amount but not including any matters which the Bank or its holding company regards as confidential) is required

                                       32

               to compensate the Bank and/or (as the case may be) its holding company for such liability to Taxes, cost, reduction, payment, foregone return or loss.

          For the purposes of this clause 12.2 (a) the Bank may in good faith allocate or spread costs and/or losses among its assets and liabilities (or any class thereof) on such basis as it considers appropriate and (b) "HOLDING COMPANY" means the company or entity (if any) which the consolidated supervision of which a Bank is included.

12.3      EXCEPTION

          Nothing in clause 12.2 shall entitle the Bank to receive any amount in respect of compensation for any such liability to Taxes, increased or additional cost, reduction, payment, foregone return or loss to the extent that the same is the subject of an additional payment under clause 6.6.

13        SECURITY AND SET-OFF

13.1      APPLICATION OF MONEYS

          All moneys received by the Bank under or pursuant to any of the
          Security Documents and expressed to be applicable in accordance with the provisions of this clause 13.1 shall be applied by the Bank in the following manner:

13.1.1    first in or toward payment of all unpaid fees, commissions and expenses which may be owing to the Bank under any of the Security
          Documents;

13.1.2    secondly in or towards payment of any arrears of interest owing in respect of the Loan or any part thereof;

13.1.3    thirdly in or towards repayment of the Loan (whether the same is due and payable or not);

13.1.4    fourthly in or towards payment to the Bank for any loss suffered by reason of any such payment in respect of principal not being effected on an Interest Payment Date relating to the part of the Loan repaid;

13.1.5    fifthly in or towards payment to the Bank of any other sums owing to it under any of the Security Documents; and

13.1.6    sixthly the surplus (if any) shall be paid to the Borrower or to whomsoever else may be entitled to receive such surplus.

13.2      SET-OFF

13.2.1    The Borrower authorises the Bank (without prejudice to any of the
          Bank's rights at law, in equity or otherwise), at any time and without notice to the Borrower, to apply any credit balance to which the
          Borrower is then entitled standing upon any account of the Borrower with any branch of the Bank in or towards satisfaction of any sum due and payable from the Borrower to the Bank under any of the Security
          Documents. For this purpose, the Bank is authorised to purchase with the moneys standing to the credit of such account such other currencies as may be necessary to effect such application.

13.2.2    The Bank shall not be obliged to exercise any right given to it by this clause 13.2. The Bank shall notify the Borrower forthwith upon the exercise or purported exercise of any right of set-off giving full details in relation thereto.

13.2.3    Nothing in this clause 13.2 shall be effective to create a charge or other security interest.

13.3      FURTHER ASSURANCE

          The Borrower undertakes that the Security Documents shall both at the date of execution and delivery thereof and so long as any moneys are owing under any of the Security Documents be

                                       33

          valid and binding obligations of the respective parties thereto and rights of the Bank enforceable in accordance with their respective terms and that it will, at its expense, execute, sign, perfect and do, and will procure the execution, signing, perfecting and doing by each of the other Security Parties of, any and every such further assurance, document, act or thing as in the reasonable opinion of the
          Bank may be necessary or desirable for perfecting the security contemplated or constituted by the Security Documents.

13.4      CONFLICTS

          In the event of any conflict between this Agreement and any of the other Borrower's Security Documents, the provisions of this Agreement shall prevail.

14        ACCOUNTS

14.1      GENERAL

          The Borrower undertakes with the Bank that it will:

14.1.1    on or before the Drawdown Date, open each of the Accounts; and

14.1.2    procure that all moneys payable to the Borrower in respect of the
          Earnings (as defined in the General Assignment) of the Ship shall, unless and until the Bank directs to the contrary pursuant to clause
          2.1.1 of the General Assignment, be paid to the Operating Account
          Provided however that if any of the moneys paid to the Operating
          Account are payable in a currency other than Dollars, the Bank shall convert such moneys into Dollars at the Bank's spot rate of exchange at the relevant time for the purchase of Dollars with such currency and the term "SPOT RATE OF EXCHANGE" shall include any premium and costs of exchange payable in connection with the purchase of Dollars with such currency.

14.2      OPERATING ACCOUNT: WITHDRAWALS

          Unless the Bank otherwise agrees in writing, the Borrower shall not be entitled to withdraw any moneys from the Operating Account at any time from the date of this Agreement and so long as any moneys are owing under the Security Documents save that, unless and until a Default shall occur and the Bank shall direct to the contrary, the Borrower may withdraw moneys from the Operating Account for the following purposes:

14.2.1    to transfer to the Retention Account on each Retention Date all or part of the Retention Amount for such Retention Date;

14.2.2    to pay any amount to the Bank in or towards payments of any instalments of interest or principal or any other amounts then payable pursuant to the Security Documents;

14.2.3    to pay the proper and reasonable operating expenses of the Ship; and

14.2.4    to pay the proper and reasonable expenses of administering its affairs.

14.3      RETENTION ACCOUNT: CREDITS AND WITHDRAWALS

14.3.1    The Borrower hereby undertakes with the Bank that it will, from the date of this Agreement and so long as any moneys are owing under the
          Security Documents, on each Retention Date pay to the Bank for credit to the Retention Account, the Retention Amount for such Retention Date provided however that, to the extent that there are moneys standing to the credit of the Operating Account such moneys shall, up to an amount equal to the Retention Amount be transferred to the Retention Account on that Retention Date (and the Borrower hereby irrevocably authorises the Bank to effect each such transfer) and to that extent the
          Borrower's obligations to make the payments referred to in this clause
          14.3.1 shall have been fulfilled upon such transfer being effected.

14.3.2    Unless and until there shall occur an Event of Default (whereupon the provisions of clause 14.4 shall apply), all Retention Amounts credited to the Retention Account together with

                                       34

          interest from time to time accruing or at any time accrued thereon shall be applied by the Bank (and the Borrower hereby irrevocably authorises the Bank so to apply the same) upon each Repayment Date, and on each day that interest is payable pursuant to clause 3.1, in or towards payment to the Bank of the instalment then falling due for repayment or (as the case may be) the amount of interest then due.
          Each such application by the Bank shall constitute a payment in or towards satisfaction of the Borrower's corresponding payment obligations under this Agreement but shall be strictly without prejudice to the obligations of the Borrower to make any such payment to the extent that the aforesaid application by the Bank is insufficient to meet the same.

14.3.3    Unless the Bank otherwise agrees in writing, the Borrower shall not be entitled to withdraw any moneys from the Retention Account at any time from the date of this Agreement and so long as any moneys are owing under the Security Documents.

14.4      APPLICATION OF ACCOUNTS

          At any time after the occurrence of an Event of Default, the Bank may, without notice to the Borrower, apply all moneys then standing to the credit of the Accounts (together with interest from time to time accruing or accrued thereon) in or towards satisfaction of any sums due to the Bank under the Security Documents in the manner specified in clause 13.1.

14.5      ACCOUNT TERMS

          The Accounts are to be managed under, and pursuant to, the Bank's electronic banking system. Amounts standing to the credit of the
          Accounts shall (unless otherwise agreed between the Bank and the
          Borrower) bear interest at the rates from time to time offered by the
          Bank to its customers for Dollar deposits in comparable amounts for comparable periods. Interest shall accrue on the Accounts from day to day and be calculated on the basis of actual days elapsed and a three hundred and sixty (360) day year and shall be credited to the Accounts at such times as the Bank and the Borrower shall agree.

14.6      PLEDGING OF ACCOUNTS

          The Accounts and all amounts from time to time standing to the credit thereof shall be subject to the security constituted and the rights conferred by the Account Pledges.

15        ASSIGNMENT, TRANSFER AND LENDING OFFICE

15.1      BENEFIT AND BURDEN

          This Agreement shall be binding upon, and shall enure for the benefit of, the Bank and the Borrower and their respective successors in title.

15.2      NO ASSIGNMENT BY BORROWER

          The Borrower may not assign or transfer any of its rights or obligations under this Agreement.

15.3      ASSIGNMENT BY BANK

          The Bank may assign all or any part of its rights under this Agreement or under any of the other Security Documents to any other bank or financial institution (an "ASSIGNEE") without the prior consent of the
          Borrower.

15.4      TRANSFER

          The Bank may transfer all or any part of its rights, benefits and/or obligations under this Agreement and/or any of the other Security
          Documents to any one or more banks or other financial institutions (a
          "TRANSFEREE"), without the prior consent of the Borrower; provided the
          Transferee, by delivery of such undertaking as the Bank may approve, becomes bound by the terms of this Agreement and agrees to perform all or, as the case may be, part of the Bank's obligations under this
          Agreement.

                                       35

15.5      DOCUMENTING ASSIGNMENTS AND TRANSFERS

          If the Bank assigns all or any part of its rights or transfers all or any part of its rights, benefits and/or obligations as provided in clause 15.3 or clause 15.4, the Borrower undertakes, immediately on being requested to do so by the Bank and at the cost of the Borrower, to enter into, and procure that the other Security Parties shall enter into, such documents as may be necessary or desirable to transfer to the Assignee or Transferee all or the relevant part of the Bank's interest in the Security Documents and all relevant references in this
          Agreement to the Bank shall thereafter be construed as a reference to the Bank and/or its Assignee or Transferee (as the case may be) to the extent of their respective interests PROVIDED HOWEVER that if either the Bank or a Transferee, prior to any transfer or assignment under this clause 15 taking place, requires that this Agreement and the
          Security Documents are amended in order to be in a syndicated form
          (namely with an agent, security agent, majority banks and other clauses relevant to a loan agreement where a syndicate of banks acts as lender), then the Borrower hereby undertakes, at the Borrower's cost, to promptly do all such acts or execute all such documents
          (including assignments, transfers, mortgages, charges, notices and instructions) as the Bank may specify (and in such form as the Bank may require) and to procure that the Corporate Guarantor and the
          Manager shall promptly do all such acts or execute all such documents
          (including assignments, transfers, mortgages, charges, notices and instructions) as the Bank may specify (and in such form as the Bank may require), in either case for the purpose of amending this
          Agreement and the other Security Documents accordingly.

15.6      LENDING OFFICE

          The Bank shall lend through its office at the address specified in the definition of "Bank" in clause 1.2 or through any other office of the
          Bank selected from time to time by it through which the Bank wishes to lend for the purposes of this Agreement. If the office through which the Bank is lending is changed pursuant to this clause 15.6, the Bank shall notify the Borrower promptly of such change.

15.7      SYNDICATION

          Without prejudice to any of the provisions of this clause 15, the
          Borrower shall provide assistance to the Bank in the primary syndication of the Loan (including, without limitation, by making appropriate personnel available for the purpose of making
          presentations to, or meeting, potential lending institutions) and shall comply with all reasonable requests for information from potential syndicate members prior to completion of syndication.

15.8      DISCLOSURE OF INFORMATION

          The Bank may disclose to a prospective assignee, transferee or to any other person who may propose entering into contractual relations with the Bank in relation to this Agreement such information about the
          Borrower and any other Security Party as the Bank shall consider appropriate.

16        NOTICES AND OTHER MATTERS

16.1      NOTICES

          Every notice, request, demand or other communication under this
          Agreement or (unless otherwise provided therein) under any of the other Security Documents shall:

16.1.1    be in writing delivered personally or by first-class prepaid letter
          (airmail if available) or facsimile transmission or other means of telecommunication in permanent written form;

16.1.2    be deemed to have been received, subject as otherwise provided in the relevant Security Document, in the case of a letter, when delivered personally or three (3) days after it has been put in the post and, in the case of a facsimile transmission or other means of
          telecommunication in permanent written form, at the time of despatch
          (provided that if the date of despatch is not a business day in the country of the addressee or if the time of

                                       36

          despatch is after the close of business in the country of the addressee it shall be deemed to have been received at the opening of business on the next such business day); and

16.1.3    be sent:

          (a)  if to the Borrower at:

               c/o Navios ShipManagement Inc.
               85 Akti Miaouli
               185 38 Piraeus
               Hellenic Republic

               Fax No: +30 210 45 31 984
               Attention: Mrs Vasiliki Papaefthymiou

          (b)  if to the Bank at:

               HSH Nordbank AG
               Gerhart-Hauptmann-Platz 50
               20095 Hamburg
               Federal Republic of Germany

               Fax No: +49 40 3333 34 118
               Attention: Shipping; Greek Clients

          or to such other address and/or numbers as is notified by one party to the other party under this Agreement.

16.2      NO IMPLIED WAIVERS, REMEDIES CUMULATIVE

          No failure or delay on the part of the Bank to exercise any power, right or remedy under any of the Security Documents shall operate as a waiver thereof, nor shall any single or partial exercise by the Bank of any power, right or remedy preclude any other or further exercise thereof or the exercise of any other power, right or remedy. The remedies provided in the Security Documents are cumulative and are not exclusive of any remedies provided by law.

16.3      ENGLISH LANGUAGE

          All certificates, instruments and other documents to be delivered under or supplied in connection with any of the Security Documents shall be in the English language or shall be accompanied by a certified English translation upon which the Bank shall be entitled to rely.

17        GOVERNING LAW AND JURISDICTION

17.1      LAW

          This Agreement is governed by, and shall be construed in accordance with, English law.

17.2      SUBMISSION TO JURISDICTION

          The Borrower agrees, for the benefit of the Bank, that any legal action or proceedings arising out of or in connection with this
          Agreement against the Borrower or any of its assets may be brought in the English courts. The Borrower irrevocably and unconditionally submits to the jurisdiction of such courts and irrevocably designates, appoints and empowers Holman, Fenwick & Willan at present of Marlow
          House, Lloyd's Avenue, London EC3N 3AL, England to receive for it and on its behalf, service of process issued out of the English courts in any such legal action or proceedings. The submission to such jurisdiction shall not (and shall not be construed so as to) limit the right of the Bank to take proceedings against the Borrower in the courts of any other competent jurisdiction nor shall the taking of proceedings in any one or more jurisdictions preclude the taking of proceedings in any other jurisdiction, whether concurrently or not.
          The

                                       37

          parties further agree that only the Courts of England and not those of any other State shall have jurisdiction to determine any claim which the Borrower may have against the Bank arising out of or in connection with this Agreement.

17.3      CONTRACTS (RIGHTS OF THIRD PARTIES) ACT 1999

          No term of this Agreement is enforceable under the Contracts (Rights of Third Parties) Act 1999 by a person who is not a party to this
          Agreement.

IN WITNESS whereof the parties to this Agreement have caused this Agreement to be duly executed on the date first above written.

                                       38

                                   SCHEDULE 1

                             FORM OF DRAWDOWN NOTICE

                           (referred to in clause 2.2)

To:  HSH NORDBANK AG
     Gerhart-Hauptmann-Platz 50
     20095 Hamburg
     Federal Republic of Germany

                                                                        [o] 2006

U.S.$19,500,000 LOAN
LOAN AGREEMENT DATED [o] 2006 (THE "LOAN AGREEMENT")

We refer to the Loan Agreement and hereby give you notice that we wish to draw down the Loan, namely $[19,500,000] on [o] 2006 and select a first Interest
Period in respect thereof of [o] months. The funds should be credited as follows: [INSERT DETAILS]

We confirm that:

(a)  no event or circumstance has occurred and is continuing which constitutes a
     Default;

(b)  the representations and warranties contained in (i) clauses 7.1 and 7.2 of the Loan Agreement and (ii) clauses 4.1 and 4.2 of the Corporate Guarantee, are true and correct at the date hereof as if made with respect to the facts and circumstances existing at such date;

(c)  the borrowing to be effected by the drawdown of the Loan will be within our corporate powers, has been validly authorised by appropriate corporate action and will not cause any limit on our borrowings (whether imposed by statute, regulation, agreement or otherwise) to be exceeded; and

(d)  there has been no material adverse change in our financial position nor in the consolidated financial position of the Corporate Guarantor from that described by us or any other Security Party to the Bank in the negotiation of the Loan Agreement.

Words and expressions defined in the Loan Agreement shall have the same meanings where used herein.

-------------------------------------
For and on behalf of
STAR MARITIME ENTERPRISES CORPORATION

                                       39

                                   SCHEDULE 2
         DOCUMENTS AND EVIDENCE REQUIRED AS CONDITIONS PRECEDENT TO THE
                                 LOAN BEING MADE

                           (referred to in clause 9.1)

                                     PART 1

1    CONSTITUTIONAL DOCUMENTS

     Copies, certified by an officer of each Security Party as true, complete and up to date copies of all documents which contain or establish or relate to the constitution of that Security Party;

2    CORPORATE AUTHORISATIONS

     copies of resolutions of the directors and certificates of resolutions of the shareholders of each Security Party approving such of the Underlying
     Documents and the Security Documents to which such Security Party is, or is to be, a party and authorising the signature, delivery and performance of such Security Party's obligations thereunder, certified (in a certificate dated no earlier than five (5) Banking Days prior to the date of this
     Agreement) by an officer of such Security Party as:

2.1  being true and correct;

2.2  being duly passed at meetings of the directors of such Security Party and of the shareholders of such Security Party each duly convened and held;

2.3  not having been amended, modified or revoked; and

2.4  being in full force and effect,

     together with originals or certified copies of any powers of attorney issued by any Security Party pursuant to such resolutions;

3    SPECIMEN SIGNATURES

     copies of the signatures of the persons who have been authorised on behalf of each Security Party to sign such of the Underlying Documents and the
     Security Documents to which such Security Party is, or is to be, party and to give notices and communications, including notices of drawing, under or in connection with the Security Documents, certified (in a certificate dated no earlier than five (5) Banking Days prior to the date of this
     Agreement) by an officer of such Security Party as being the true signatures of such persons;

4    CERTIFICATE OF INCUMBENCY

     a list of directors and officers of each Security Party specifying the names and positions of such persons, certified (in a certificate dated no earlier than five (5) Banking Days prior to the date of this Agreement) by an officer of such Security Party to be true, complete and up to date;

5    BORROWER'S CONSENTS AND APPROVALS

     a certificate (dated no earlier than five (5) Banking Days prior to the date of this Agreement) from an officer of the Borrower that no consents, authorisations, licences or approvals are necessary for the Borrower to authorise or are required by the Borrower in connection with the borrowing by the Borrower of the Loan pursuant to this Agreement or the other
     Borrower's Security Documents;

                                       40

6    OTHER CONSENTS AND APPROVALS

     a certificate (dated no earlier than five (5) Banking Days prior to the date of this Agreement) from an officer of each Security Party (other than the Borrower) that no consents, authorisations, licences or approvals are necessary for such Security Party to guarantee and/or grant security for the borrowing by the Borrower of the Commitment pursuant to this Agreement and execute, deliver and perform the Security Documents insofar as such
     Security Party is a party thereto;

7    SECURITY DOCUMENTS

     the Account Pledges and the Corporate Guarantee each duly executed;

8    CERTIFIED UNDERLYING DOCUMENTS

     a copy, certified (in a certificate dated no earlier than five (5) Banking
     Days prior to the date of this Agreement) as a true and complete copy by an officer of the Borrower of the Contract, the Sub-manager's Undertaking and the Management Agreement;

9    BORROWER'S PROCESS AGENT

     a letter from the Borrower's agent for receipt of service of proceedings referred to in clause 17.2 accepting its appointment under the said clause and under each of the other Security Documents in which it is or is to be appointed as the Borrower's agent;

10   SECURITY PARTIES' PROCESS AGENT

     a letter from each Security Party's agent for receipt of service of proceedings accepting its appointment under each of the Security Documents in which it is or is to be appointed as such Security Party's agent;

11   VALUATION

     two valuations of the Ship made in accordance with clause 8.3.2 and dated not more than five (5) Banking Days prior to the date of the Drawdown
     Notice, showing a market value of the Ship in all respects acceptable to the Bank;

12   ACCOUNTS

     evidence that each of the Accounts has been opened, together with duly completed mandate forms in respect thereof; and

13   FURTHER MATTERS OR OPINIONS

     any such other matter or further opinion as may be required by the Bank.

                                       41

                                     PART 2

1    DRAWDOWN NOTICE

     The Drawdown Notice duly executed;

2    SHIP CONDITIONS

     Evidence that the Ship:

2.1  REGISTRATION AND ENCUMBRANCES

     is registered in the name of the Borrower through the Registry under the laws and flag of the Flag State and that the Ship and its Earnings,
     Insurances and Requisition Compensation (each such term as defined in the
     General Assignment) are free of Encumbrances;

2.2  CLASSIFICATION

     maintains the Classification free of all requirements and recommendations of the Classification Society; and

2.3  INSURANCE

     is insured in accordance with the provisions of the Ship Security Documents and all requirements of the Ship Security Documents in respect of such insurance have been complied with (including without limitation, confirmation from the protection and indemnity association or other insurer with which the Ship is, or is to be, entered for insurance or insured against protection and indemnity risks (including oil pollution risks) that any necessary declarations required by the association or insurer for the removal of any oil pollution exclusion have been made and that any such exclusion does not apply to the Ship);

3    SHIP SECURITY DOCUMENTS

     the Ship Security Documents duly executed;

4    TITLE AND DELETION

     evidence that the transfer of title to the Ship from the Seller to the
     Borrower has been duly recorded at the Registry free of Encumbrances and that the prior registration of the Ship (if any) in the name of the Seller has been cancelled or will be cancelled within thirty (30) days from the
     Delivery Date;

5    MORTGAGE REGISTRATION

     evidence that the Mortgage over the Ship has been registered against the
     Ship through the Registry under the laws and flag of the Flag State;

6    NOTICES OF ASSIGNMENT

     copies of duly executed notices of assignment required by the terms of the
     Ship Security Documents and in the forms prescribed by the Ship Security
     Documents;

7    FEES AND COMMISSIONS

     evidence that the arrangement fee due under clause 5.1 and the commitment commission due under clause 5.1.2 have both been paid in full;

                                       42

8    SECURITY PARTIES' PROCESS AGENT

     a letter from each Security Party's agent for receipt of service of proceedings accepting its appointment under each of the Security Documents in which it is or is to be appointed as such Security Party's agent;

9    PANAMANIAN OPINION

     an opinion of Messrs. Patton, Moreno & Asvat, special legal advisers on matters of Panamanian law, to the Bank;

10   MARSHALL ISLANDS OPINION

     an opinion of Messrs. Reeder & Simpson P.C., special legal advisers on matters of Marshall Islands law, to the Bank;

11   BILL OF SALE AND DELIVERY DOCUMENTS

     a copy, certified as a true and complete copy by an officer of the
     Borrower, of a duly executed and notarised/legalised bill of sale in respect of the Ship evidencing the Contract Price and the other delivery documents duly executed and exchanged pursuant to the Contract;

12   READINESS AND PAYMENT OF CONTRACT PRICE

     evidence that the Ship is in all respects ready for Delivery and that the
     Contract Price has been paid in full;

13   SMC/DOC

     a copy, certified (in a certificate dated no earlier than five (5) Banking
     Days prior to the date of this Agreement) as a true and complete copy by an officer of the Borrower of the DOC issued to the Operator and the SMC for the Ship;

14   SURVEY REPORT

     to deliver to the Bank a report prepared by surveyors or inspectors acceptable to the Bank in relation to the seaworthiness and safe operation of the Ship, such report to be acceptable to the Bank in its sole discretion;

15   ISPS CODE COMPLIANCE

15.1 evidence satisfactory to the Bank that the Ship is subject to a ship security plan which complies with the ISPS Code; and

15.2 a copy certified (in a certificate dated no earlier than five (5) Banking
     Days prior to the Drawdown Date) as a true and complete copy by an officer of the Borrower of the ISSC for the Ship and the continuous synopsis record required by the ISPS Code in respect of the Ship; and

16   FURTHER MATTERS OR OPINIONS

     any such other matter or further opinion as may be required by the Bank.

                                       43

                                   SCHEDULE 3

                           FORM OF CORPORATE GUARANTEE

                                       44

                                   SCHEDULE 4

                                FORM OF MORTGAGE

                                       45

                                   SCHEDULE 5

                           FORM OF GENERAL ASSIGNMENT

                                       46

                                   SCHEDULE 6

                          FORM OF MANAGER'S UNDERTAKING

                                       47

SIGNED by Georgia Babanara                    )
for and on behalf of                          )         ------------------------
STAR MARITIME ENTERPRISES CORPORATION         )         Attorney-in-Fact
                                              )

SIGNED by                                     )
for and on behalf of                          )         ------------------------
HSH NORDBANK AG                               )         Attorney-in-Facty

                                       48